
11006314







POSITIONED FOR **Growth**










A. M. Castle & Co.

2010 Annual Report



From aerospace, oil and gas, heavy equipment and mining equipment to solar, wind and nuclear power generation, most of our customers' end-use markets showed increased business activity in 2010. The improving global economic environment, combined with our strong financial foundation and our strategic focus on becoming a specialty solutions company, gives us confidence that we are positioned for growth in 2011 and beyond.

Corporate Profile

Founded in 1890, A. M. Castle & Co. is a global distributor of specialty metal and plastic products and supply chain services, principally serving the producer durable equipment sector of the economy. Its customer base includes many *Fortune* 500 companies as well as thousands of medium and smaller-sized firms spread across a variety of industries. Within its metals business, it specializes in the distribution of alloy and stainless steels; nickel alloys; aluminum and carbon. Through its subsidiary, Total Plastics, Inc., the Company also distributes a broad range of value-added industrial plastics. Together, Castle and its affiliated companies operate out of approximately 60 locations throughout North America, Europe and Asia. Its common stock is traded on the New York Stock Exchange under the ticker symbol "CAS".

The Year in Brief

(amounts in thousands, except per share data) For Fiscal Years Ended December 31,	2010	2009	% Change
Operating Results			
Net sales	$943,706	$ 812,638	16.1%
EBITDA	16,896	(15,436)	209.5%
Net loss	(5,640)	(26,903)	79.0%
Diluted loss per share	(0.25)	(1.18)	78.8%
Balance Sheet			
Total assets	529,352	558,001	-5.1%
Total debt	69,139	89,184	-22.5%
Total equity	313,459	318,208	-1.5%
Weighted average dilutive shares outstanding	22,708	22,862	
Selected Ratios			
Current ratio	2.7	2.6	
Debt-to-capital ratio	18.1%	21.9%	



*Excludes non-cash charge of $1,357 and $58,860 for impairment of the carrying value of goodwill in the years 2009 and 2008, respectively.

Non-GAAP financial information provided should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. However, we believe that non-GAAP reporting, giving effect to the adjustments shown in the footnote, provide meaningful information and therefore we use it to supplement our GAAP guidance. Management often uses this information to assess and measure the performance of the Company. We have chosen to provide this supplemental information to investors, analysts and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments and to provide an additional measure of performance.

The Company believes that the use and presentation of EBITDA, which is defined by the Company as income before provision for income taxes (2010: $(3,101); 2009: $(16,264); 2008: $20,690; 2007: $31,294; 2006 $33,330) plus depreciation and amortization (2010: $20,649, 2009: $21,291; 2008: $23,327; 2007: $20,177; 2006: $13,290), and interest expense (2010: $5,189; 2009: $6,603; 2008: $10,214; 2007: $13,299; 2006: $9,402), less interest income (2010: $201; 2009: $163; 2008: $841; 2007: $400; 2006: $1,100), is widely used by the investment community for evaluation purposes and provides the investors, analysts and other interested parties with additional information in analyzing the Company's operating results. The Company recorded a non-cash goodwill impairment charge in the fourth quarter of 2009 and 2008 relating to its Metals segment. The Company believes that excluding this charge will provide investors with a basis to compare the Company's core operating results in different periods without this variability.



To Our Shareholders

By every measure, 2010 proved to be a significantly better year than we anticipated. Most of our end-use markets showed increased business activity. The general industrial markets led the recovery, followed by heavy equipment and mining equipment. After a flat first half, oil and gas surged in the second half of the year, while aerospace produced a modest recovery. Notably, we exceeded our 2010 targets for revenue growth, EBITDA (which is defined by the Company as income before income taxes plus depreciation and amortization, and interest expense, less interest income), safety and working capital. We unveiled a comprehensive new initiative to renew and strengthen our commitment to providing a best-in-class Customer Experience. And we strengthened our financial foundation, ending the year with reduced debt and significant borrowing capacity. So, with an improved economic environment and traction from our own initiatives, we believe we are well positioned for growth in the years to come.



Michael H. Goldberg
President and Chief Executive Officer

Brian P. Anderson
Chairman of the Board

2010 Operating Results

Consolidated net sales were $943.7 million in 2010, 16% higher than last year's $812.6 million. Metals segment sales, which accounted for 89% of total reported revenues, rose 16% to $841.1 million. Volume, or average total tons sold per day, increased approximately 15% from 2009 levels. In total, 2010 reflected a more muted recovery than what we've typically seen in other post-recession years. In the first four months, we experienced sequential increases in volume, followed by a mid-year pause and then a pick-up in business in the last four months of the year. We believe that this unusual pattern was likely caused by the lack of inventory in the supply chain, and the resulting restocking process. From a product perspective, alloy bar, carbon bar, SBQ bar and tubing products were some of our best performing categories. Pricing across the majority of our markets strengthened throughout the year, albeit with the usual volatility as a result of fluctuating commodity price swings.

Revenues at our Plastics segment, Total Plastics, Inc. ("TPI"), which comprised the remaining 11% of total reported revenues, were $102.6 million, a gain of 19% from last year's $86.4 million. TPI saw particular strength in the office furniture, medical devices and semiconductor markets. TPI exceeded its inventory and on-time delivery targets in 2010.

Consolidated gross margin was 25.7% for 2010 compared to 24.8% a year ago, reflecting an improved inventory position throughout the year, and benefits from optimizing our Oracle enterprise resource planning (ERP) system. One obstacle to supply chain improvement was in aerospace heat-treated aluminum plate, where lead times remained short and capacity continued to exceed demand. We expect this imbalance to begin moderating in 2011, based on a better outlook for commercial aircraft build rates. Historically, our margins have ranged from 25% at the bottom of the cycle to 29% at the peak. So, assuming normal inventory levels and improving market conditions, we would expect our gross margins to return to close to mid-cycle levels by the end of 2011.

Consolidated operating expenses were $252.2 million in 2010 compared with $238.4 million in 2009. Most of the increase was related to higher shipping volumes. Other factors contributing to higher costs included 401K benefit reinstatements and merit salary increases. In the fourth quarter, we consolidated three facilities: our Arlington, Texas facility was relocated into our Dallas location; our Tri-State operations into our Cleveland and Twinsburg locations; and facilities in the United Kingdom were also consolidated. These moves resulted in a $1.5 million after-tax charge to earnings, including non-cash lease extrication costs and moving expenses. Beginning in the first quarter of 2011, these actions will produce annual operating cost savings of approximately $2 million.

EBITDA was $16.9 million in 2010 compared to an EBITDA loss of $15.4 million in the prior year. On a net earnings basis, we ended the year with a loss of $5.6 million, or $0.25 per diluted share, compared to a net loss of $26.9 million, or $1.18 per diluted share.

We've talked often about the late-cycle nature of our business which classically lags the general economic cycle by twelve months. As a result, our trough ran from the second quarter of 2009 through the first quarter of 2010. In the last nine months of 2010, excluding the consolidation charges discussed above, the Company returned to profitability.

Turning to our balance sheet, we exceeded our inventory reduction goals by a significant margin, ending the year with $130.9 million compared with $171.0 million at 2009 year-end. With the exception of aerospace, Days' Sales in Inventories (DSI) were close to pre-recession levels. We achieved dramatic improvement in this key measure, which averaged 143 days in 2010, compared with 189 days in 2009. We also made significant improvements in our receivables: our average Days' Sales Outstanding (DSO) was 50 days, which were significantly better than 55 days in 2009.

But having the right strategy and the right products and services is just part of the equation. It is our execution that will determine our ultimate success. Toward that end, we took several more important steps in 2010 to position our Company for further growth.

In the second quarter, we launched a new customer experience initiative that reflects how we want to be viewed: by our customers, as delivering a best-in-class Customer Experience; by our employees, as providing a work environment with opportunities for growth and advancement; and by our shareholders, as generating excellent returns. In terms of revenue growth, we won important new business, including a contract extension with Lockheed Martin for the F-35 Joint Strike Fighter (JSF) program for the supply of aluminum plate and cut-to-size aluminum plate products and various value-added processing and collaborative supply chain management services. Based on the JSF program's current production schedule, the total potential value of the anticipated contract extension is estimated to be in the $200 million to $230 million range over its six-year term. In addition to Lockheed Martin, we broadened and deepened our relationships with large global customers in 2010 such as, Halliburton, United Technologies and Hawker Beechcraft.

We continued to execute our global expansion initiative: opening a new facility in Edmonton, Alberta; adding processing capabilities and inventories at our Shanghai facility to serve the Chinese oil and gas market; and increasing and updating our processing equipment in the United Kingdom to expand our capacity and to increase efficiency. We also upgraded our management capability, hiring a new managing director for aerospace in Europe and expanding our Asian sales organization to drive that region's oil and gas business. In 2011, we plan to double the size of our facility in Monterrey, Mexico from 50,000 to 100,000 square feet, and to further enhance operating productivity in Mexico and Europe with the rollout of our Oracle ERP system.

Strategically, we've made significant progress toward our goal of becoming the foremost global specialty metals provider within our industry focus.

We reduced total debt to $69.1 million at the end of 2010, from $89.2 million at 2009 year-end. Our debt-to-capital ratio stood at 18.1% at December 31, 2010, compared with 21.9% a year earlier. Cash flow from operations was $34.4 million in 2010 compared to $53.1 million in 2009. In April 2009, we suspended the dividend to conserve cash during the recession. We continue to evaluate restoring the dividend as business conditions warrant.

We continued to be conservative with our use of cash; capital expenditures in 2010 were $7.6 million versus $8.7 million in 2009.

A detailed discussion of our financial results can be found within the Form 10-K of this Report.

Key Accomplishments

During the past several years, we've focused on investing in global end-use markets with good long-term growth potential such as oil and gas, aerospace, heavy equipment, mining equipment, and alternative energy. Strategically, we've made significant progress toward our goal of becoming the foremost global specialty metals provider to these industries.

Additionally, we strengthened our executive team during 2010. In December, Nick Jones joined us as the new President of our Oil & Gas Commercial Unit. Nick brings more than fifteen years of oil and gas experience to Castle, most recently at Energy Alloys, where as Vice President and General Manager, Eastern Hemisphere, he was responsible for three manufacturing and five distribution/service centers located in four countries. As noted above, we also hired a new Managing Director in Europe to drive the aerospace business. Based in Letchworth, England, Brian Austin brings twenty-seven years of experience with increasing responsibility in the areas of metals distribution, engineering, international strategy and supply chain solutions. And early in 2011, Kevin Glynn joined our Company as Vice President and Chief Information Officer. Kevin brings more than twenty years of experience, including eleven years with Oracle Corporation where he held a number of positions in both applications and consulting services.

Finally and very significantly we were pleased to reach an agreement and sign a new contract without any work stoppage with the United Steel Workers in the third quarter that covers our Chicago, Cleveland and Kansas City plants. This contract goes through September 2014 and covers 225 employees.

Board of Directors Update

During 2010, Brian Anderson, former Senior Vice President and Chief Financial Officer of Baxter International, and a Castle Board member for six years, succeeded John McCartney as Chairman. We are pleased that John remains as a valued member of the Board. In October, we welcomed James D. Kelly to our Board. Jim has more than thirty-four years of experience in equipment manufacturing and served as President of Cummins Engine Business from 2005 through 2010 until his recent retirement. He was instrumental in this business' success and transformation over the last two decades. Jim's appointment was in anticipation of the impending retirement in April 2011 of two of our longest serving Directors, William K. Hall and Robert S. Hamada. Bill and Bob will be greatly missed. Their dedication and expertise have been a constant over the past 26 years, and we wish them all the best. Following their retirement, we will have ten directors on our Board, of which nine are independent.

Outlook for 2011 and Beyond

From a macro-economic perspective, GDP is expected to grow 2.9% in 2011, up from 2.4% in 2010. The U.S. factory operating rate moved up to 72.8% in November, its highest level in more than two years. Additionally, the Purchasing Manufacturers' Index remains well above the 50 threshold, the point at which manufacturing is considered to be expanding, registering 61.4 in February 2011, the nineteenth consecutive month that the index was over 50. Within the metals markets, there are also a number of signs that business is strengthening: prices are increasing; and delivery lead times are extending.

That said, the pace of this recovery continues to be more moderate than what we've seen out of previous downturns. We therefore expect a similar revenue growth rate in 2011 to that of 2010. Longer term, we will continue to take advantage of the significant opportunities for global growth in our key end-use markets. On the following pages, you'll find more information about some of the actions we're taking to ensure we are well positioned for growth.

To our employees, we sincerely appreciate your commitment and dedication. To our suppliers, thank you for your responsive actions. And to our valued customers and shareholders, thank you for your confidence in Castle. We will always strive to exceed your expectations.

Sincerely,



Michael H. Goldberg
President and Chief Executive Officer



Brian P. Anderson
Chairman of the Board

March 14, 2011



Our **disciplined** strategy and **balanced** approach have us positioned for **growth**.

The combination of an improving global economy, a strong financial foundation, and increasing demand in our customers' end-use markets makes us confident that we are positioned for growth. During the last several years, we've moved aggressively toward becoming a specialty solutions company, focused not only on providing highly engineered metals and processing services but also the ability to manage our customers' procurement needs with value-added industry-specific solutions. In this section of the Report, we take a closer look at the dynamics that will drive long-term growth in our target markets and how we plan to take advantage of that growth.

End-Use Market Dynamics

As noted earlier, many of our target end-use markets experienced increased business activity in 2010, with oil and gas recording the healthiest gains especially in the second half of the year. As of this writing, the strength and resiliency of this sector's recovery continues to gain momentum. With oil prices pushing upward, we expect to see growing demand for all forms of energy. In 2010, we opened a new facility in Lafayette, Louisiana to more effectively serve our Gulf Coast customers in this industry sector. We also added processing capabilities and inventory to our Shanghai facility to serve the oil and gas market in that region.

Markets Served





We also saw marked improvement in the heavy equipment and mining equipment industries, which should benefit substantially from the need for increased infrastructure investment on a global basis. There will be more than $10 trillion invested in infrastructure by 2015, with a significant portion of this investment directed at emerging markets. Our long-term relationships with leading global OEMs in this marketplace position us for continued growth in these end-use markets.

Turning to aerospace, in the commercial aircraft business, airlines are forecasting a pickup in demand and higher load levels, creating a more positive environment to upgrade their fleets. With passenger and cargo traffic now surpassing pre-recession levels of early 2008, several aircraft production rate increases have been announced over the past several months in response to these improving market conditions. The forecast by the International Air Transport Association calls for a return to a long-term compound growth rate between 4.5%–5% in air traffic, driven by the increase in passenger demand, more fuel efficient aircraft and overall growth in end markets, particularly in underserved markets. We believe that our presence across a broad range of platforms will pay off as the aerospace recovery continues.

On the defense side, while the U.S. Department of Defense's spending is declining, the absolute dollar budget of $549 billion for 2011 still provides substantial opportunities for growth. Our own defense-related aerospace business remains relatively strong driven by a ramp up of the F-35 JSF program.

With over 70,000 specific products in stock and access to virtually every global raw material producer, we are the recognized leader of high performance metals and supply chain solutions to the global aircraft, aerospace and defense industries.

We are **expanding** to capitalize on **global growth** opportunities.

Ensuring a Strong Foundation for Growth

Having acted decisively and aggressively to strengthen our financial position and improve productivity, we have emerged from the recession with a solid financial and operating foundation. First and foremost, we have a strong balance sheet and significant available capital allowing us to invest in organic growth initiatives and strategic acquisitions. With an improving economic outlook, we continue to look for opportunities to increase our investment in complementary products and services for our targeted markets on a global basis.

From an operating perspective, we took significant actions to improve our inventory position, reduce costs, enhance our processes geared toward customer service and safety, and maximize the efficiency of our facilities' network. These practices will produce important benefits as the economy continues to improve. Our Oracle ERP system contributed significantly to enhancing our inventory performance and on-time delivery, and we anticipate further improvements in 2011. In the aggregate, we re-secured and strengthened our underlying business model so that we can exert a laser focus on growth.

Products Provided





Expanding our Global Footprint

Over the next several years, we believe global revenues will account for a growing share of our total business as growth in China, Southeast Asia and other emerging economies outpace that of the U.S. To capitalize on this trend, we've been expanding our presence in Singapore and Shanghai in order to serve the region's aerospace and oil and gas businesses. In Europe, we expect growth in the aerospace industry, and in the UK, the nuclear power plant sector.

We are also benefiting from strong longstanding relationships with global OEMs who require suppliers to meet exacting product and processing specifications as well as provide innovative supply chain solutions. Our experience with Lockheed Martin is a great example of the alignment between our specialty focus and our customers' needs. As a supplier to the JSF platform from its inception, we were able to demonstrate how our collaborative approach resulted in quantifiable improvements in everything from total cost, delivery and quality to ensured supply of constrained specialty metals. As a result, during 2010 we were awarded a six-year contract extension for the supply of aluminum plate and cut-to-size aluminum plate products, value-added processing services and supply chain management services.



Our expansive inventory of specialty carbon, alloy and stainless plate products and specialty processing capabilities enable us to effectively serve the mining and heavy equipment industries as well as numerous other industrial machinery manufacturers.

Our goal is to **exceed expectations** in everything that we do.

Customer Experience Vision

While we see continued improvement in our end-use markets, today's environment is still one of the most challenging in our 120-year history, creating an even greater urgency to meet or exceed our customers' expectations in everything that we do. This is the driving force behind our Customer Experience initiative launched in 2010. This comprehensive initiative aligns our people, products, services and systems to create a best-in-class Customer Experience.

We established five broad action areas to help us reach our goal. First is to focus on the highest-leverage 'table stakes' process improvements. Second is to focus on institutionalizing highest-leverage aspects of specialized solutions. Third is to achieve clarity on the experience that current and potential customers want. Fourth is to define our customer experience and create a roadmap to consistently deliver it. And fifth is to ensure all employees are clear and able to deliver on the Customer Experience Vision.

In 2010, we gained considerable traction from the roll-out of the first two strategies and took initial steps toward implementing the remaining three strategies. In commercial terms, 'table stakes' imply that a company has the necessary processes in place to be competitively viable. With respect to 'table-stakes', last year we achieved widespread improvement in on-time delivery, customer responsiveness, inventory management and cost-efficiency.

Customer Experience





Our second strategy represents a critical way for us to differentiate our brand. We were an early industry innovator and proponent of solution based selling, which became increasingly important as we began to implement our specialty focus on a global basis. Now, by institutionalizing and integrating our selling processes and a solution toolbox, we have the opportunity to add more value to every customer's experience. In addition to a more formal structure for solution based selling, every Castle employee with customer interface will receive formal training in our techniques and solutions.

We also moved forward with a baseline survey to ensure that we are clear on what our current and potential customers want. Completed in December of 2010, we will continue to update our survey results to ensure that we define our customer experience and to ensure that we have the right roadmap for our employees to deliver it.

Officers and Directors

Officers

Corporate

Brian P. Anderson
Non-Executive
Chairman of the Board

Michael H. Goldberg
President and
Chief Executive Officer

Stephen V. Hooks
Executive Vice President and
President, Castle Metals

Scott F. Stephens
Vice President, Treasurer and
Chief Financial Officer

Albert J. Biemer
Vice President, Corporate
Supply Chain

Kevin B. Coughlin
Vice President, Operations

Kevin H. Glynn
Vice President, Chief Information Officer

Kevin P. Fitzpatrick
Vice President, Human Resources

G. Nicholas Jones
Vice President and
President, Castle Metals Oil & Gas

Robert J. Perna
Vice President, General Counsel
and Secretary

Blain A. Tiffany
Vice President and President,
Castle Metals Aerospace

Patrick R. Anderson
Vice President,
Corporate Controller and
Chief Accounting Officer

Metals U.K. Group

Ian Griffiths
Managing Director

Total Plastics, Inc.

Thomas L. Garrett
President

Kreher Steel Company, LLC (1)

Joseph L. Druzak
President and
Chief Executive Officer

(1) A 50% Owned Joint Venture

Directors

Brian P. Anderson
Retired Senior Vice President
and Chief Financial Officer
Baxter International

Thomas A. Donahoe
Retired Vice Chair
Price Waterhouse LLP

Ann M. Drake
Chief Executive Officer
DSC Logistics, Inc.

Michael H. Goldberg
President and Chief Executive Officer
A. M. Castle & Co.

William K. Hall
Founding Partner
Procyon Advisors, LLP

Robert S. Hamada
Edward Eagle Brown
Distinguished Service Professor
Emeritus of Finance and Former Dean
Graduate School of Business
The University of Chicago

Patrick J. Herbert, III
President
Simpson Estates, Inc.

Terrence J. Keating
Retired Chairman and
Chief Executive Officer
Accuride Corporation

James D. Kelly
Retired President, Engine Business and
Vice President
Cummins, Inc.

Pamela Forbes Lieberman
Former President and
Chief Executive Officer
True Value Company

John McCartney
Chairman
Huron Consulting

Michael Simpson
Retired Chairman of the Board
A. M. Castle & Co

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Received SEC
MAR 28 2011
Washington, DC 20549

For the fiscal year ended December 31, 2010 — Commission File Number 1-5415

A. M. CASTLE & CO.
(Exact name of registrant as specified in its charter)

Maryland	36-0879160
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3400 North Wolf Road, Franklin Park, Illinois	60131
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (847) 455-7111

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock - $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ___ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ___ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes___ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.
___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (check one):

Large Accelerated Filer ___ Accelerated Filer X Non-Accelerated Filer ___

Smaller Reporting Company ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___ No X

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter is $230,163,537.

The number of shares outstanding of the registrant's common stock on March 1, 2011 was 22,979,410 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Documents Incorporated by Reference	Applicable Part of Form 10-K
Proxy Statement furnished to Stockholders in connection with registrant's Annual Meeting of Stockholders to be held April 28, 2011.	Part III

Disclosure Regarding Forward-Looking Statements

Information provided and statements contained in this report that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended ("Securities Act"), Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements only speak as of the date of this report and the Company assumes no obligation to update the information included in this report. Such forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as "believe," "expect," "anticipate," "intend," "predict," "plan," or similar expressions. These statements are not guarantees of performance or results, and they involve risks, uncertainties, and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements, including those risk factors identified in Item 1A "Risk Factors" of this report. All future written and oral forward-looking statements by us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to above. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any obligations or intention to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events.

INDUSTRY AND MARKET DATA

In this report, we rely on and refer to information and statistics regarding the metal service center industry and general manufacturing markets. We obtained this information and these statistics from sources other than us, such as Purchasing magazine and the Institute of Supply Management, which we have supplemented where necessary with information from publicly available sources and our own internal estimates. We have used these sources and estimates and believe them to be reliable.

PART I

ITEM 1 — *Business*

In this annual report on Form 10-K, "the Company," "we" or "our" refer to A. M. Castle & Co., a Maryland corporation, and its subsidiaries included in the consolidated financial statements, except as otherwise indicated or as the context otherwise requires.

Business and Markets

Company Overview

The Company is a specialty metals (89% of net sales) and plastics (11% of net sales) distribution company serving customers on a global basis. The Company provides a broad range of products and value-added processing and supply chain services to a wide array of customers, principally within the producer durable equipment, oil and gas, aerospace, heavy industrial equipment, industrial goods, construction equipment, retail, marine and automotive sectors of the global economy. Particular focus is placed on the aerospace and defense, oil and gas, power generation, mining, heavy industrial equipment manufacturing, marine, office furniture and fixtures, safety products, life sciences applications, transportation and general manufacturing industries.

The Company's primary metals service center and corporate headquarters are currently located in Franklin Park, Illinois. In January 2011, the Company executed a new lease agreement to move the Company's corporate headquarters to Oakbrook, Illinois during the second quarter of 2011. The Company has 47 operational service centers located throughout North America (43), Europe (3) and Asia (1). The Company's service centers hold inventory and process and distribute products to both local and export markets.

Industry and Markets

Service centers act as supply chain intermediaries between primary producers, which deal in bulk quantities in order to achieve economies of scale, and end-users in a variety of industries that require specialized products in significantly smaller quantities and forms. Service centers also manage the differences in lead times that exist in the supply chain. While original equipment manufacturers ("OEM") and other customers often demand delivery within hours, the lead time required by primary producers can be as long as several months. Service centers also provide value to customers by aggregating purchasing, providing warehousing and distribution services, and processing material to meet specific customer needs.

The principal markets served by the Company are highly competitive. Competition is based on service, quality, processing capabilities, inventory availability, timely delivery, ability to provide supply chain solutions and price. The Company competes in a highly fragmented industry. Competition in the various markets in which the Company participates comes from a large number of value-added metals processors and service centers on a regional and local basis, some of which have greater financial resources and some of which have more established brand names in the local markets served by the Company.

The Company also competes to a lesser extent with primary metals producers who typically sell to larger customers requiring shipments of large volumes of metal.

In order to capture scale efficiencies and remain competitive, many primary metal producers are consolidating their operations and focusing on their core production activities. These producers have increasingly outsourced metals distribution and inventory management to metals service centers. This process of outsourcing allows them to work with a relatively small number of intermediaries rather than many end customers. As a result, metals service centers, including the Company, are now providing a range of services for their customers, including metal purchasing, processing and supply chain solutions.

Recent Expansions and Consolidations

During May 2010, the Company opened a new branch in Lafayette, Louisiana to service the Company's oil and gas customers in that region.

During the fourth quarter of 2010, the Company consolidated 3 of its facilities into nearby existing locations in order to effectively manage its operations, reduce operating costs and better serve its customers.

Procurement

The Company purchases metals and plastics from many producers. Material is purchased in large lots and stocked at its service centers until sold, usually in smaller quantities and typically with some value-added processing services performed. The Company's ability to provide quick delivery of a wide variety of specialty metals and plastic products, along with its processing capabilities, allows customers to lower their own inventory investment by reducing their need to order the large quantities required by producers or their need to perform additional material processing services. Some of the Company's purchases are covered by long-term contracts and commitments, which generally have corresponding customer sales agreements.

Orders are primarily filled with materials shipped from Company stock. The materials required to fill non-stock orders are obtained from other sources, such as direct mill shipments to customers or purchases from other distributors. Deliveries are made principally by third party logistics providers. Common carrier delivery is used in areas not serviced directly by the Company's fleet.

Employees

At December 31, 2010, the Company had 1,619 full-time employees. Of these, 284 are represented by collective bargaining units, principally the United Steelworkers of America and International Brotherhood of Teamsters.

Business Segments

The Company distributes and performs processing on both metals and plastics. Although the distribution processes are similar, the customer markets, supplier bases and types of products are different. Additionally, the Company's Chief Executive Officer, the chief operating decision-maker, reviews and manages these two businesses separately. As such, these businesses are considered reportable segments and are reported accordingly in the Company's various public filings. Neither of the Company's reportable segments has any unusual working capital requirements.

In the last three years, the percentages of total sales of the two segments were as follows:

	2010	**2009**	**2008**
Metals	89%	89%	92%
Plastics	11%	11%	8%
	100%	100%	100%

Metals Segment
In its Metals segment, the Company's marketing strategy focuses on distributing highly engineered specialty grades and alloys of metals as well as providing specialized processing services designed to meet very precise specifications. Core products include alloy, aluminum, stainless, nickel, titanium and carbon. Inventories of these products assume many forms such as plate, sheet, extrusions, round bar, hexagon bar, square and flat bar, tubing and coil. Depending on the size of the facility and the nature of the markets it serves, a service center is equipped as needed with bar saws, plate saws, oxygen and plasma arc flame cutting machinery, water-jet cutting equipment, stress relieving and annealing furnaces, surface grinding equipment, and sheet shearing equipment.

The Company's customer base is well diversified and therefore, the Company does not have dependence upon any single customer, or a few customers. Our customer base includes many Fortune 500 companies as well as thousands of medium and smaller sized firms.

The Company's broad network of locations provides same or next-day delivery to most of the segment's markets, and two-day delivery to virtually all of the rest.

Plastics Segment
The Company's Plastics segment consists exclusively of a wholly-owned subsidiary that operates as Total Plastics, Inc. ("TPI"), headquartered in Kalamazoo, Michigan, and its wholly-owned subsidiaries. The Plastics segment stocks and distributes a wide variety of plastics in forms that include plate, rod, tube, clear sheet, tape, gaskets and fittings. Processing activities within this segment include cut-to-length, cut-to-shape, bending and forming according to customer specifications.

The Plastics segment's diverse customer base consists of companies in the retail (point-of-purchase), marine, office furniture and fixtures, safety products, life sciences applications, transportation and general manufacturing industries. TPI has locations throughout the upper northeast and midwest regions of the U.S. and one facility in Florida from which it services a wide variety of users of industrial plastics.

Joint Venture

The Company holds a 50% joint venture interest in Kreher Steel Co. ("Kreher"), a metals distributor of bulk quantities of alloy, special bar quality and stainless steel bars, headquartered in Melrose Park, Illinois. The Company's equity in the earnings of this joint venture is reported separately in the Company's consolidated statements of operations.

Access to SEC Filings

The Company makes available free of charge on or through its Web site at www.amcastle.com the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all

amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). Information on our website does not constitute part of this annual report on Form 10-K.

ITEM 1A — *Risk Factors*

Our business, operations and financial condition are subject to various risks and uncertainties. Current or potential investors should carefully consider the risks and uncertainties described below, together with all other information in this annual report on Form 10-K and other documents filed with the SEC, before making any investment decisions with respect to the Company's securities.

Our future operating results depend on the volatility of the prices of metals and plastics, which could cause our results to be adversely affected.

The prices we pay for raw materials, both metals and plastics, and the prices we charge for products may fluctuate depending on many factors, including general economic conditions (both domestic and international), competition, production levels, import duties and other trade restrictions and currency fluctuations. To the extent metals prices decline, we would generally expect lower sales and possibly lower net income, depending on the timing of the price changes and the ability to pass price changes onto our customers. To the extent we are not able to pass on to our customers any increases in our raw materials prices, our operating results may be adversely affected. In addition, because we maintain substantial inventories of metals in order to meet short lead-times and the just-in-time delivery requirements of our customers, a reduction in our selling prices could result in lower profitability or, in some cases, losses, either of which could adversely impact our ability to remain in compliance with certain financial covenants in our loan facilities, as well as result in us incurring impairment charges.

Disruptions or shortages in the supply of raw materials could adversely affect our operating results and our ability to meet our customer demands.

Our business requires materials that are sourced from third party suppliers. If for any reason our primary suppliers of metals should curtail or discontinue their delivery of raw materials to us at competitive prices and in a timely manner, our operating results could suffer. Unforeseen disruptions in our supply bases could materially impact our ability to deliver products to customers. The number of available suppliers could be reduced by factors such as industry consolidation and bankruptcies affecting steel, metals and plastics producers, or suppliers may be unwilling or unable to meet our demand due to industry supply conditions generally. If we are unable to obtain sufficient amounts of raw materials from our traditional suppliers, we may not be able to obtain such raw materials from alternative sources at competitive prices to meet our delivery schedules, which could have an adverse impact on our operating results. To the extent we have quoted prices to customers and accepted orders for products prior to purchasing necessary raw materials, or have existing contracts, we may be unable to raise the price of products to cover all or part of the increased cost of the raw materials to our customers.

In some cases the availability of raw materials requires long lead times. As a result, we may experience delays or shortages in the supply of raw materials. If unable to obtain adequate and timely deliveries of required raw materials, we may be unable to timely supply customers with sufficient quantities of products. This could cause us to lose sales, incur additional costs, or suffer harm to our reputation.

Increases in freight and energy prices would increase our operating costs and we may be unable to pass these increases on to our customers in the form of higher prices, which may adversely affect our operating results.

We use energy to process and transport our products. The prices for and availability of energy resources are subject to volatile market conditions, which are affected by political, economic and regulatory factors beyond our control. Our operating costs increase if energy costs, including electricity, diesel fuel and natural gas, rise. During periods of higher freight and energy costs, we may not be able to recover our operating cost increases through price increases without reducing demand for our products. In addition, we typically do not hedge our exposure to higher freight or energy prices.

We service industries that are highly cyclical, and any downturn in our customers' industries could reduce our revenue and profitability.

Many of our products are sold to customers in industries that experience significant fluctuations in demand based on economic conditions, energy prices, consumer demand, availability of adequate credit and financing, customer inventory levels, changes in governmental policies (including those that would limit or reduce defense spending) and other factors beyond our control. As a result of this volatility in the industries we serve, when one or more of our customers' industries experiences a decline, we may have difficulty increasing or maintaining our level of sales or profitability if we are not able to divert sales of our products to customers in other industries. We have made a strategic decision to focus sales resources on certain industries, specifically the aerospace and defense and oil and gas industries. A downturn in these industries has had, and may in the future continue to have, an adverse effect on our operating results. We are also particularly sensitive to market trends in the manufacturing sector of the North American economy.

Our industry is highly competitive, which may force us to lower our prices and may have an adverse effect on our operating results.

The principal markets that we serve are highly competitive. Competition is based principally on price, service, quality, processing capabilities, inventory availability and timely delivery. We compete in a highly fragmented industry. Competition in the various markets in which we participate comes from a large number of value-added metals processors and service centers on a regional and local basis, some of which have greater financial resources than we do and some of which have more established brand names in the local markets we serve. We also compete to a lesser extent with primary metals producers who typically sell to very large customers requiring shipments of large volumes of metal. Increased competition could force us to lower our prices or to offer increased services at a higher cost to us, which could have an adverse effect on our operating results.

Our operating results are subject to the seasonal nature of our customers' businesses.

A portion of our customers experience seasonal slowdowns. Historically, our revenues in the months of July, November and December have been lower than in other months because of a reduced number of shipping days and holiday or vacation closures for some customers. Consequently, our sales in the first two quarters of the year are usually higher than in the third and fourth quarters. As a result, analysts and investors may inaccurately estimate the effects of seasonality on our operating results in one or more future quarters and, consequently, our operating results may fall below expectations.

We may not be able to retain or expand our customer base if the United States manufacturing industry continues to relocate production operations internationally.

Our customer base primarily includes manufacturing and industrial firms in the United States, some of which are, or have considered, relocating production operations outside the United States or outsourcing particular functions to locations outside the United States. Some customers have closed their businesses as they were unable to compete successfully with foreign competitors. Although we have facilities in Canada, Mexico, France, the United Kingdom, Singapore and China, the majority of our facilities are located in the United States. To the extent our customers close or relocate operations to locations where we do not have a presence, we could lose all or a portion of their business.

General global economic, credit and capital market conditions have had and could continue to have an adverse impact on our business, operating results and financial condition.

We are susceptible to macroeconomic downturns in the United States and abroad which has had, and in the future may continue to have, an adverse effect on demand for our products and consequently the operating results, financial condition and cash flows. Future negative economic conditions, as well as a slow recovery period, could lead to reduced demand for our products, increased price competition, reduced gross margins, increased risk of obsolete inventories and higher operating costs as a percentage of revenue.

Disruption of the capital and credit markets may negatively impact our business, including our ability to access additional financing at a time when we would like, or need, to access those markets to run or expand our business. These events may also make it more costly for us to raise capital through the issuance of our equity securities and could reduce our net income by increasing our interest expense and other costs of capital. The diminished availability of credit and other capital could also affect the

industries we serve and could result in reduction in sales volumes and increased credit and collection risks.

We are vulnerable to interest rate fluctuations on our indebtedness, which could hurt our operating results.

We are exposed to various interest rate risks that arise in the normal course of business. We finance our operations with fixed and variable rate borrowings. Market risk arises from changes in variable interest rates. Under our revolving credit facility, our interest rate on borrowings is subject to changes based on fluctuations in the LIBOR and prime rates of interest. If interest rates significantly increase, we could be unable to service our debt which could have an adverse effect on our operating results.

We operate in international markets, which expose us to a number of risks.

Although a substantial majority of our business activity takes place in the United States, we serve and operate in certain international markets, which expose us to political, economic and currency related risks, including the potential for adverse change in the local political or social climate or in government policies, laws and regulations, difficulty staffing and managing geographically diverse operations, restrictions on imports and exports or sources of supply, and change in duties and taxes. We operate in Canada, Mexico, France, and the United Kingdom, with limited operations in Spain, Singapore and China. An act of war or terrorism or major pandemic event could disrupt international shipping schedules, cause additional delays in importing our products into the United States or increase the costs required to do so. In addition, acts of crime or violence in these international markets could adversely affect our operating results. Fluctuations in the value of the U.S. dollar versus foreign currencies could reduce the value of these assets as reported in our financial statements, which could reduce our stockholders' equity. If we do not adequately anticipate and respond to these risks and the other risks inherent in international operations, it could have a material adverse effect on our operating results.

We may not be able to realize the benefits we anticipate from our acquisitions.

Some of our growth has been through acquisitions, and we intend to continue to seek attractive opportunities to acquire businesses in the future. Achieving the benefits of these acquisitions depends on the timely, efficient and successful execution of a number of post-acquisition events, including our integration of the acquired businesses. We may not be able to realize the benefits we anticipate from our acquisitions. Factors that could affect our ability to achieve these benefits include:

- difficulties in integrating and managing personnel, financial reporting and other systems used by the acquired businesses;
- the failure of the acquired businesses to perform in accordance with our expectations;
- failure to achieve anticipated synergies between our business units and the acquired businesses;
- the loss of the acquired businesses' customers; and
- cyclicality of business.

The presence of any of the above factors individually or in combination could result in future impairment charges against the assets of the acquired businesses.

If the acquired businesses do not operate as we anticipate, it could adversely affect our operating results and financial condition. As a result, there can be no assurance that the acquisitions will be successful or will not, in fact, adversely affect our business.

Our business could be adversely affected by a disruption to our primary distribution hub.

Our largest facility, in Franklin Park, Illinois, serves as a primary distribution center that ships product to our other facilities as well as external customers. Our business could be adversely impacted by a major disruption at this facility due to unforeseen developments occurring in or around the facility, such as:

- damage to or inoperability of our warehouse or related systems;
- a prolonged power or telecommunication failure;
- a natural disaster, environmental or public health issue; or

- an airplane crash or act of war or terrorism on-site or nearby as the facility is located within seven miles of O'Hare International Airport (a major U.S. airport) and lies below certain take-off and landing flight patterns.

A prolonged disruption of the services and capabilities of our Franklin Park facility and operation could adversely impact our operating results.

Damage to or a disruption in our information technology systems could impact our ability to conduct business and/or report our financial performance.

We are implementing new enterprise-wide resources planning ("ERP") systems over a period of several years. While we have completed the conversions of substantially all of the Company's North American locations onto the new ERP system, we can provide no assurance that the continued phased-implementation at the Company's remaining facilities will be successful or will occur as planned. Difficulties associated with the design and implementation of the new ERP system could adversely affect our business, our customer service and our operating results.

We rely on information technology systems to provide inventory availability to our sales and operating personnel, improve customer service through better order and product reference data and monitor operating results. Difficulties associated with upgrades or integration with new systems could lead to business interruption that could harm our reputation, increase our operating costs and decrease profitability. In addition, any significant disruption relating to our current or new information technology systems, whether due from such things as fire, flood, tornado and other natural disasters, power loss, network failures, loss of data, security breaches and computer viruses, or otherwise, may have an adverse effect on our business, our operating results and our ability to report our financial performance in a timely manner.

A portion of our workforce is represented by collective bargaining units, which may lead to work stoppages.

Approximately 18% of our U.S. employees are represented by unions under collective bargaining agreements, including hourly warehouse employees at our primary distribution center in Franklin Park, Illinois. As these agreements expire, there can be no assurance that we will succeed in concluding collective bargaining agreements with the union to replace those that expire. Although we believe that our labor relations have generally been satisfactory, we cannot predict how stable our relationships with these labor organizations will be or whether we will be able to meet union requirements without impacting our operating results and financial condition. The unions may also limit our flexibility in dealing with our workforce. Work stoppages and instability in our union relationships could negatively impact the timely processing and shipment of our products, which could strain relationships with customers and adversely affect our operating results.

Market volatility could result in future asset impairments, which could have an adverse effect on our operating results.

We review the recoverability of goodwill annually or whenever significant events or changes occur which might impair the recovery of recorded costs, making certain assumptions regarding future operating performance. We review the recoverability of definite lived intangible assets and other long-lived assets whenever significant events or changes occur which might impair the recovery of recorded costs, making certain assumptions regarding future operating performance. The results of these calculations may be affected by the current or further declines in the market conditions for our products, as well as interest rates and general economic conditions. If impairment is determined to exist, we will incur impairment losses, which will have an adverse effect on our operating results and our ability to remain in compliance with certain financial covenants in our loan facilities.

We could incur substantial costs in order to comply with, or to address any violations under, environmental and employee health and safety laws, which could adversely affect our operating results.

Our operations are subject to various environmental statutes and regulations, including laws and regulations governing materials we use. In addition, certain of our operations are subject to international, federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid

and hazardous wastes. Our operations are also subject to various employee safety and health laws and regulations, including those concerning occupational injury and illness, employee exposure to hazardous materials and employee complaints. Certain of our facilities are located in industrial areas, have a history of heavy industrial use and have been in operation for many years and, over time, we and other predecessor operators of these facilities have generated, used, handled and disposed of hazardous and other regulated wastes. Currently unknown cleanup obligations at these facilities, or at off-site locations at which materials from our operations were disposed, could result in future expenditures that cannot be currently quantified but which could have an adverse effect on our operating results.

We may face risks associated with current or future litigation and claims.
From time to time, we are involved in a variety of lawsuits, claims and other proceedings relating to the conduct of our business. These suits concern issues including contract disputes, employment actions, employee benefits, taxes, environmental, health and safety, personal injury and product liability matters. Due to the uncertainties of litigation, we can give no assurance that we will prevail on all claims made against us in the lawsuits that we currently face or that additional claims will not be made against us in the future. While it is not feasible to predict the outcome of all pending lawsuits and claims, we do not believe that the disposition of any such pending matters is likely to have an adverse effect on our financial condition or liquidity, although the resolution in any reporting period of one of more of these matters could have an adverse effect on our operating results for that period. Also, we can give no assurance that any other lawsuits or claims brought in the future will not have an adverse effect on our financial condition, liquidity or operating results.

Increased regulation associated with climate change and greenhouse gas emissions could impose significant costs on the operations of our customers and suppliers, which could have a material adverse impact on our results of operations, financial condition and cash flows.
Climate change regulation or some form of legislation aimed at reducing greenhouse gas, or GHG, emissions is currently being considered in the United States as well as globally. As a metals and plastics distributor, our operations do not emit significant amounts of GHG. However, the manufacturing processes of many of our suppliers and customers are energy intensive and generate carbon dioxide and other GHG emissions. Any adopted future climate change and GHG regulations may impose significant costs on the operations of our customers and suppliers and indirectly impact our operations. Until the timing, scope and extent of any future regulation becomes known, we cannot predict the effect on our results of operations, financial condition and cash flows.

Ownership of our stock is concentrated, which may limit stockholders' ability to influence corporate matters.
Patrick J. Herbert, III, one of our directors, may be deemed to beneficially own approximately 23% of our common stock. Accordingly, Mr. Herbert and his affiliates may have the voting power to substantially control the outcome of matters requiring a stockholder vote including the election of directors and the approval of significant corporate matters. Such a concentration of control could adversely affect the market price of our common stock or prevent a change in control or other business combinations that might be beneficial to the Company.

We have various mechanisms in place that may prevent a change in control that stockholders may otherwise consider favorable.
In addition to the high concentration of insider ownership described above, our charter and by-laws and the Maryland General Corporation Law, or the MGCL, include provisions that may be deemed to have antitakeover effects and may delay, defer or prevent a takeover attempt that stockholders might consider to be in their best interests. For example, the MGCL, our charter and bylaws require the approval of the holders of two-thirds of the votes entitled to be cast on the matter to amend our charter (unless our Board of Directors has unanimously approved the amendment, in which case the approval of the holders of a majority of such votes is required), contain certain advance notice procedures for nominating candidates for election to our Board of Directors, and permit our Board of Directors to issue up to 10,000,000 shares of preferred stock.

Furthermore, we are subject to the anti-takeover provisions of the MGCL that prohibit us from engaging in a "business combination" with an "interested stockholder" for a period of five years after the date of the transaction in which the person first becomes an "interested stockholder," unless the business

combination or stockholder interest is approved in a prescribed manner. The application of these and certain other provisions of our charter could have the effect of delaying or preventing a change of control of the Company, which could adversely affect the market price of our common stock.

ITEM 1B — *Unresolved Staff Comments*

None.

ITEM 2 — *Properties*

The Company's principal executive offices are currently located in its Franklin Park, Illinois facility near Chicago, Illinois. During January 2011, the Company executed a new lease agreement to move the Company's corporate headquarters to Oakbrook, Illinois during the second quarter of 2011. All properties and equipment are sufficient for the Company's current level of activities. Distribution centers and sales offices are maintained at each of the following locations, most of which are leased, except as indicated:

Locations	Approximate Floor Area in Square Feet	
Metals Segment		
North America		
Arlington, Texas	74,880	(2)
Bedford Heights, Ohio	374,400	(1)
Birmingham, Alabama	76,000	(1)
Blaine, Minnesota	65,200	(1)
Charlotte, North Carolina	116,500	(1)
Edmonton, Alberta	50,553	
Fairfield, Ohio	138,000	(2)
Fairless Hills, Pennsylvania	71,600	(1)
Franklin Park, Illinois	522,600	(1)
Gardena, California	117,000	
Grand Prairie, Texas	78,000	(1)
Hammond, Indiana (H-A Industries)	243,000	
Houston, Texas	109,100	(1)
Kansas City, Missouri	118,000	
Kennesaw, Georgia	87,500	
Kent, Washington	53,000	
Lafayette, Louisiana	5,000	(1)
Mississauga, Ontario	60,000	
Orange, Connecticut	57,389	
Paramount, California	155,500	
Point Claire, Quebec	38,760	
Santa Cantarina, Nuevo Leon, Mexico	55,000	
Saskatoon, Saskatchewan	15,000	
Selkirk, Manitoba	50,000	(1)
Stockton, California	60,000	
Twinsburg, Ohio	120,000	
Wichita, Kansas	148,800	
Worcester, Massachusetts	53,500	(1)
Europe (3)		
Blackburn, England	62,139	
Letchworth, England	40,000	
Montoir de Bretagne, France	38,944	
Asia		
Shanghai, China	45,700	
Sales Offices		
Bilbao, Spain	*(Intentionally left blank)*	
Fairfield, Ohio		
Milwaukee, Wisconsin		
Phoenix, Arizona		
Singapore		
Tulsa, Oklahoma		
Total Metals Segment	3,301,065	

Locations	Approximate Floor Area in Square Feet	
Plastics Segment		
Baltimore, Maryland	24,000	
Cleveland, Ohio	8,600	
Cranston, Rhode Island	14,990	
Detroit, Michigan	22,000	
Elk Grove Village, Illinois	22,500	
Fort Wayne, Indiana	17,600	
Grand Rapids, Michigan	42,500	(1)
Harrisburg, Pennsylvania	13,900	
Indianapolis, Indiana	13,500	
Kalamazoo, Michigan	81,000	
Knoxville, Tennessee	16,530	
Maple Shade, New Jersey	12,480	
Mt. Vernon, New York	30,000	
New Philadelphia, Ohio	15,700	
Pittsburgh, Pennsylvania	12,800	
Rockford, Michigan	53,600	
Tampa, Florida	17,700	
Worcester, Massachusetts	2,500	
Total Plastics Segment	421,900	
GRAND TOTAL	**3,722,965**	

(1) Represents owned facility.

(2) During the fourth quarter of 2010, the Company consolidated these facilities into existing locations. Therefore, these locations were vacant at December 31, 2010.

(3) Upon the termination of the lease for one of the Company's facilities in England during the fourth quarter of 2010, such facility was consolidated into an existing location.

ITEM 3 — *Legal Proceedings*

The Company is a defendant in several lawsuits arising from the operation of its business. These lawsuits are incidental and occur in the normal course of the Company's business affairs. It is the opinion of management, based on current knowledge, that no uninsured liability will result from the outcome of this litigation that would have a material adverse effect on the consolidated results of operations, financial condition or cash flows of the Company.

ITEM 4 — [Removed and reserved]

Executive Officers of The Registrant

The following selected information for each of our current executive officers (as defined by regulations of the SEC) was prepared as of March 7, 2011.

Name and Title	Age	Business Experience
Michael H. Goldberg President and Chief Executive Officer	57	Mr. Goldberg was elected President and Chief Executive Officer in 2006. Prior to joining the registrant, he was Executive Vice President of Integris Metals (an aluminum and stainless steel metal service center) from 2001 to 2005. From 1998 to 2001, Mr. Goldberg was Executive Vice President of North American Metals Distribution Group, a division of Rio Algom LTD.
Stephen V. Hooks Executive Vice President and President, Castle Metals	59	Mr. Hooks began his employment with the registrant in 1972. He was elected to the position of Vice President – Midwest Region in 1993, Vice President - Merchandising in 1998, Senior Vice President–Sales & Merchandising in 2002 and Executive Vice President of the registrant and Chief Operating Officer of Castle Metals in 2004. In 2005, Mr. Hooks was appointed President of Castle Metals.
Scott F. Stephens Vice President, Chief Financial Officer and Treasurer	41	Mr. Stephens began his employment with the registrant in 2008 and was elected to the position of Vice President, Chief Financial Officer, and Treasurer. Formerly, he served as the CFO of Lawson Products, Inc. (a distributor of services, systems and products to the MRO and OEM marketplace) since 2004, and CFO of The Wormser Company from 2001 to 2004.
Patrick R. Anderson Vice President, Corporate Controller and Chief Accounting Officer	39	Mr. Anderson began his employment with the registrant in 2007 and was appointed to the position of Vice President, Corporate Controller and Chief Accounting Officer. Prior to joining the registrant, he was employed as a Senior Manager with Deloitte & Touche LLP (a global accounting firm) where he was employed from 1994 to 2007.
Albert J. Biemer Vice President, Corporate Supply Chain	49	Mr. Biemer began his employment with the registrant in 2001 and was appointed to the position of Vice President – Supply Chain. He was appointed Vice President, ERP Business Executive in 2007 and in 2010 was appointed as Vice President – Corporate Supply Chain. Prior to joining the registrant, he was employed as Vice President – Logistics for CSC, Ltd (a producer of carbon and alloy bar) since 2000.
Kevin B. Coughlin Vice President, Operations	60	Mr. Coughlin began his employment with the registrant in 2005 and was appointed to the position of Vice President-Operations. Prior to joining the registrant he was Director of Commercial Vehicle Electronics and Automotive Starter Motor Groups for Robert Bosch-North America from 2001 to 2004 and Vice President of Logistics and Services for the Skill-Bosch Power Tool Company from 1997 to 2000.

Name and Title	Age	Business Experience
Kevin P. Fitzpatrick Vice President, Human Resources	46	Mr. Fitzpatrick began his employment with the registrant in 2009 and was elected to the position of Vice President-Human Resources. Prior to joining the registrant he was Vice President-North American Human Resources and Administration for UPM-Kymmene Corporation (a forest industry company) since 2001.
Thomas L. Garrett Vice President and President, Total Plastics, Inc.	48	Mr. Garrett began his employment with Total Plastics, Inc., a wholly owned subsidiary of the registrant, in 1988 and was appointed to the position of Controller. In 1996, he was elected to the position of Vice President and in 2001 was appointed to the position of Vice President of the registrant and President of Total Plastics, Inc.
Kevin H. Glynn Vice President and Chief Information Officer	47	Mr. Glynn began his employment with the registrant in October 2010 as the Interim Chief Information Officer. In January 2011 he was appointed Vice President and Chief Information Officer. Prior to joining the registrant, he was employed as a Managing Principal at Laminar Group LLC (a management consulting company) from 2009 to 2010, Chief Operating Officer at IRON Solutions, Inc. (an information technology company specializing in data, software and media services for the agriculture equipment market) from 2008 to 2009 and as Senior Vice President and Chief Information Officer at CNH America, LLC (a manufacturer of agricultural and construction equipment) from 2006 to 2007.
G. Nicholas Jones Vice President and President, Castle Metals Oil & Gas	43	Mr. Jones began his employment with the registrant in December 2010 and was appointed to the position of Vice President, President Castle Metals Oil & Gas. Prior to beginning employment with the registrant, he was Vice President and GM – Eastern Hemisphere for Energy Alloys LLC (a global supplier of oilfield metals, services and solutions) since 2004.
Robert J. Perna Vice President, General Counsel and Secretary	47	Mr. Perna began his employment with the registrant in 2008 and was elected to the position of Vice President-General Counsel and Secretary. Prior to joining the registrant he was General Counsel, North America, CNH America, LLC (a manufacturer of agricultural and construction equipment) since 2007, and he also served as Associate General Counsel and Corporate Secretary for Navistar International Corporation (a manufacturer of commercial trucks and diesel engines) since 2001.
Blain A. Tiffany Vice President and President, Castle Metals Aerospace	52	Mr. Tiffany began his employment with the registrant in 2000 and was appointed to the position of District Manager. He was appointed Eastern Region Manager in 2003, Vice President – Regional Manager in 2005 and in 2006 was appointed to the position of Vice President – Sales. In 2007 Mr. Tiffany was appointed to the position of Vice President of the registrant and President of Castle Metals Plate. In 2009 Mr. Tiffany was elected to the Position of Vice President of the registrant and President of Castle Metals Aerospace.

PART II

ITEM 5 — *Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

The Company's common stock trades on the New York Stock Exchange under the ticker symbol "CAS". As of March 1, 2011 there were approximately 1,081 shareholders of record. The Company used cash of $1.4 million to pay cash dividends of $0.06 per share on its common stock in 2009. The 2009 dividend payments of $1.4 million were paid during the second quarter of 2009 and the Company subsequently suspended the payment of dividends until further notice. No cash dividends were paid on the Company's common stock in 2010.The payment of dividends, if any, is at the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements and financial condition and such other factors as the Board of Directors may consider.

See Part III, Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters", for information regarding common stock authorized for issuance under equity compensation plans.

The Company did not purchase any of its equity securities during the fourth quarter of 2010.

Directors of the Company who are not employees may elect to defer receipt of up to 100% of their cash retainer. A director who defers board compensation may select either an interest or a stock equivalent investment option for amounts in the director's deferred compensation account. Disbursement of the stock equivalent unit account may be in shares of Company common stock or in cash as designated by the director. If payment from the stock equivalent unit account is made in shares of the Company's common stock, the number of shares to be distributed will equal the number of full stock equivalent units held in the director's account. For the period covered by this report, receipt of approximately 1,803 shares was deferred as payment for the 2010 board compensation. In each case, the shares were acquired at prices ranging from $12.75 to $17.14 per share, which represented the closing price of the Company's common stock on the day as of which such fees would otherwise have been paid to the director. Exemption from registration of the shares is claimed by the Company under Section 4(2) of the Securities Act of 1933, as amended.

The following table sets forth the range of the high and low sales prices of shares of the Company's common stock for the periods indicated:

	2010		2009	
	Low	**High**	**Low**	**High**
First Quarter	$9.55	$14.19	$5.29	$13.09
Second Quarter	$12.17	$19.29	$8.25	$12.87
Third Quarter	$12.66	$16.09	$9.45	$13.48
Fourth Quarter	$13.11	$19.20	$8.74	$14.41

The following graph compares the cumulative total stockholder return on our common stock for the five-year period ended December 31, 2010, with the cumulative total return of the Standard and Poor's 500 Index and to a peer group index. The comparison in the graph assumes the investment of $100 on December 31, 2005. Cumulative total stockholder return means share price increases or decreases plus dividends paid, with the dividends reinvested, and reflect market capitalization weighting. The graph does not forecast future performance of our common stock. The Company moved to a new peer group index during 2010 in conjunction with the establishment of a relative total shareholder return performance measure under the Company's long term compensation plan. The Company believes this new peer group provides a more meaningful comparison of our stock performance. The new peer group index is made up of companies in the metals industry or in the industrial products distribution business, although not all of the companies included in the new peer group index participate in all of the lines of business in which the Company is engaged and some of the companies included in the peer group index also engage in lines of business in which the Company does not participate. Additionally, the market capitalizations of many of the companies in the peer group are quite different from that of the Company.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among A.M. Castle & Co., the S&P 500 Index
and Two Peer Group Index*



*\$100 invested on 12/31/05 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.*

Copyright© 2011 S&P, a division of The McGraw-Hill Companies Inc. All rights reserved.

	12/05	12/06	12/07	12/08	12/09	12/10
A. M. Castle & Co......................	$100.00	$117.43	$126.51	$ 51.01	$ 64.90	$ 87.28
S&P 500....................................	100.00	115.80	122.16	76.96	97.33	111.99
Old Peer Group Index *(a)*..........	100.00	125.21	173.86	68.53	145.09	168.58
Current Peer Group Index *(b)*...	100.00	145.48	188.57	97.05	131.63	160.08

(a) The Old Peer Group Index consists of Olympic Steel, Inc. and Reliance Steel & Aluminum Co.

(b) The Current Peer Group Index consists of the following companies: AEP Industries Inc.; AK Steel Holding Corp.; Allegheny Technologies Inc.; Amcol International Corp.; Applied Industrial Technologies Inc.; Carpenter Technology Corp.; Cliffs Natural Resources Inc.; Commercial Metals Company; Fastenal Company; Gibraltar Industries Inc.; Haynes International Inc.; Kaman Corp.; Lawson Products Inc.; MSC Industrial Direct Company Inc.; Nucor Corp.; Olin Corp.; Olympic Steel, Inc.; Quanex Building Products Corp.; Reliance Steel & Aluminum Co.; RTI International Metals Inc.; Schnitzer Steel Industries Inc.; Steel Dynamics Inc.; Stillwater Mining Company; Texas Industries Inc.; United States Steel Corp.; and Worthington Industries Inc.

ITEM 6 — *Selected Financial Data*

The Selected Financial Data in the table below includes the results of the September 2006 and January 2008 acquisitions of Transtar and Metals U.K., respectively, and the October 2007 divestiture of Metal Express.

(dollars in millions, except per share data)	**2010**	**2009**	**2008**	**2007**	**2006**
For the year ended December 31:					
Net sales	$ 943.7	$ 812.6	$1,501.0	$1,420.4	$1,177.6
Net (loss) income from continuing operations	(5.6)	(26.9)	(17.1)	51.8	55.1
Basic (loss) earnings per common share from continuing operations	(0.25)	(1.18)	(0.76)	2.49	2.95
Diluted (loss) earnings per common share from continuing operations	(0.25)	(1.18)	(0.76)	2.41	2.89
Cash dividends declared per common share	-	0.06	0.24	0.24	0.24
As of December 31:					
Total assets	529.4	558.0	679.0	677.0	655.1
Long-term debt, less current portion	61.1	67.7	75.0	60.7	90.1
Total debt	69.1	89.2	117.1	86.5	226.1
Total stockholders' equity	313.5	318.2	347.3	385.1	215.9

Information regarding the business and markets of A.M. Castle & Co. and its subsidiaries (the "Company"), including its reportable segments, is included in Item 1 "Business" of this annual report on Form 10-K.

The following discussion should be read in conjunction with Item 6 "Selected Financial Data" and the Company's consolidated financial statements and related notes thereto in Item 8 "Financial Statements and Supplementary Data".

EXECUTIVE OVERVIEW

The Company's long-term strategy is to become the foremost global provider of specialty metals products and services and specialized supply chain solutions to targeted global industries.

During 2010, the following significant events occurred which impacted the Company's operations and financial results:

- Demand for the Company's products increased in light of improvements in the overall economy resulting in a 16.1% increase in sales over 2009.
- Successful management of working capital principally through reducing inventory and debt levels by approximately $40.0 million and $20.0 million, respectively, from 2009 to 2010.
- Reduction in average Days' Sales in Inventories ("DSI") of approximately 46 days from 2009 to 2010.
- Consolidation of 3 of the Company's facilities into existing locations in order to effectively manage operations, reduce operating costs and better serve customers.

Recent Market and Pricing Trends

The Company experienced increased demand from its customer base during 2010 in both the Metals and Plastics segments, reflecting the improvement in the overall global economy compared to 2009. Industry data indicates that U.S. service center steel and aluminum shipments were up between 20% and 26% during 2010 compared to 2009 levels. Due to the late-cycle nature of the Company's business, results typically lag the general economic cycle by twelve months. Key end-use markets that experienced significant increases in demand in the Company's Metals segment include oil and gas, general equipment and heavy industrial equipment. The Plastics segment experienced increased demand across its primary end-use markets including office furniture, semiconductor, safety products, life sciences applications and automotive compared to 2009.

Pricing across the majority of the Company's markets strengthened throughout the year, albeit with the usual volatility as a result of fluctuating commodity costs. The combination of factors above positively impacted the Company's operating results during 2010.

Changes in pricing can have a more direct impact on the Company's operating results than changes in volume due to certain factors including but not limited to:

- Changes in volume typically result in corresponding changes to the Company's variable costs. However, as pricing changes occur, variable expenses are not directly impacted.
- If surcharges are not passed through to the customer or are passed through without a mark-up, the Company's profitability will be adversely impacted.

Current Business Outlook

Management uses the Purchaser's Managers Index ("PMI") provided by the Institute of Supply Management (website is www.ism.ws) as an external indicator for tracking the demand outlook and possible trends in its general manufacturing markets. The table below shows PMI trends from the first

quarter of 2008 through the fourth quarter of 2010. Generally speaking, an index above 50.0 indicates growth in the manufacturing sector of the U.S. economy, while readings under 50.0 indicate contraction.

YEAR	Qtr 1	Qtr 2	Qtr 3	Qtr 4
2008	49.2	49.5	47.8	36.1
2009	35.9	42.6	51.5	54.6
2010	58.2	58.8	55.4	56.8

Material pricing and demand in both the Metals and Plastics segments of the Company's business have historically proven to be difficult to predict with any degree of accuracy. A favorable PMI trend suggests that demand for some of the Company's products and services, in particular those that are sold to the general manufacturing customer base in the U.S., could potentially be at a higher level in the near-term. The Company believes that its revenue trends typically correlate to the changes in PMI on a six to twelve month lag basis.

RESULTS OF OPERATIONS: YEAR-TO-YEAR COMPARISONS AND COMMENTARY

Our discussion of comparative period results is based upon the following components of the Company's consolidated statements of operations.

Net Sales —The Company derives its sales from the processing and delivery of metals and plastics. Pricing is established with each customer order and includes charges for the material, processing activities and delivery. The pricing varies by product line and type of processing. From time to time the Company may enter into fixed price arrangements with customers while simultaneously obtaining similar agreements with its suppliers.

Cost of Materials — Cost of materials consists of the costs we pay suppliers for metals, plastics and related inbound freight charges, excluding depreciation and amortization which are included in operating costs and expenses discussed below. The Company accounts for inventory primarily on a last-in-first-out ("LIFO") basis. LIFO adjustments are calculated as of December 31 of each year.

Operating Costs and Expenses — Operating costs and expenses primarily consist of:

- Warehouse, processing and delivery expenses, including occupancy costs, compensation and employee benefits for warehouse personnel, processing, shipping and handling costs;
- Sales expenses, including compensation and employee benefits for sales personnel;
- General and administrative expenses, including compensation for executive officers and general management, expenses for professional services primarily related to accounting and legal advisory services, bad debt expense, data communication, computer hardware and maintenance and foreign currency gain or loss; and
- Depreciation and amortization expenses, including depreciation for all owned property and equipment, and amortization of various intangible assets.

2010 Results Compared to 2009

Consolidated results by business segment are summarized in the following table for years 2010 and 2009.

Operating Results by Segment

	Year Ended December 31,		Fav / (Unfav)	
	2010	**2009**	**$ Change**	**% Change**
Net Sales				
Metals	$ 841.1	$ 726.2	$ 114.9	15.8%
Plastics	102.6	86.4	16.2	18.8%
Total Net Sales	$ 943.7	$ 812.6	$ 131.1	16.1%
Cost of Materials				
Metals	$ 631.1	$ 551.9	$ (79.2)	(14.4)%
% of Metals Sales	*75.0%*	*76.0%*		
Plastics	69.8	59.4	(10.4)	(17.5)%
% of Plastics Sales	*68.0%*	*68.8%*		
Total Cost of Materials	$ 700.9	$ 611.3	$ (89.6)	(14.7)%
% of Total Sales	*74.3%*	*75.2%*		
Operating Costs and Expenses				
Metals	$ 215.5	$ 206.4	$ (9.1)	(4.4)%
Plastics	29.3	26.7	(2.6)	(9.7)%
Other	7.4	5.3	(2.1)	(39.6)%
Total Operating Costs & Expenses	$ 252.2	$ 238.4	$ (13.8)	(5.8)%
% of Total Sales	*26.7%*	*29.3%*		
Operating (Loss) Income				
Metals	$ (5.5)	$ (32.1)	$ 26.6	82.9%
% of Metals Sales	*(0.7)%*	*(4.4)%*		
Plastics	3.6	0.3	3.3	1100%
% of Plastics Sales	*3.5%*	*0.3%*		
Other	(7.4)	(5.3)	(2.1)	(39.6)%
Total Operating (Loss)	$ (9.3)	$ (37.1)	$ 27.8	74.9%
% of Total Sales	*(1.0)%*	*(4.6)%*		

"Other" includes costs of executive, legal and finance departments which are shared by both segments of the Company.

Net Sales:

Consolidated net sales were $943.7 million in 2010, an increase of $131.1 million, or 16.1%, versus 2009. Metals segment net sales during 2010 of $841.1 million were $114.9 million, or 15.8%, higher than 2009. Higher net sales were primarily the result of higher shipping volumes. Average tons sold per day increased 14.8% compared to the prior year. The increase in demand experienced in 2010 was driven primarily by alloy bar, carbon bar, SBQ bar and tubing products. Key end-use markets that experienced increased demand in 2010 compared to 2009 include oil and gas, general equipment and heavy industrial equipment.

Plastics segment net sales during 2010 of $102.6 million were $16.2 million, or 18.8%, higher than 2009 due to higher sales volume. The Plastics business also experienced increased sales volume during 2010 reflecting strength in the office furniture and semiconductor end-use markets compared to 2009.

Cost of Materials:

Cost of materials (exclusive of depreciation and amortization) were $700.9 million, an increase of $89.6 million, or 14.7%, compared to 2009. Material costs for the Metals segment were $631.1 million or 75.0%

as a percent of net sales compared to $551.9 million or 76.0% as a percent of net sales in 2009. The demand environment in 2010 was better than 2009, reflecting the recovery in the global economic environment in 2010. The stronger demand experienced in 2010 provided an improved pricing environment compared to 2009. The Metals segment recorded LIFO expense of $7.7 million, which resulted in higher cost of materials in 2010, compared to a credit of $14.4 million, which resulted in lower cost of materials in 2009.

Material costs for the Plastics segment were 68.0% as a percent of net sales in 2010 as compared to 68.8% for the same period last year. The stronger demand experienced in 2010 provided an improved pricing environment compared to 2009.

During 2010 and 2009, a reduction in inventories resulted in a liquidation of applicable LIFO inventory quantities carried at lower costs in prior years. On a consolidated basis, cost of materials for 2010 and 2009 were lower by $12.5 million and $5.6 million, respectively, as a result of the liquidations.

Operating Expenses and Operating (Loss) Income:
Operating costs and expenses increased $13.8 million, or 5.8%, compared to last year. Operating costs and expenses for 2010 were $252.2 million, or 26.7% as a percent of net sales, compared to $238.4 million, or 29.3% as a percent of net sales last year. Operating costs and expenses included facility consolidation charges of $2.4 million for 2010 and goodwill impairment charges of $1.4 million during 2009.

In response to the declining demand for its products resulting from continued challenges in the global economy and the metals and plastics markets, the Company implemented numerous initiatives during 2009 to align its cost structure with activity levels. The cost reduction actions taken in 2009 primarily focused on payroll related costs, the Company's largest operating expense category, resulting in reduced work weeks and furloughs, suspension of the Company's 401(k) matching contributions and executive salary reductions of at least 10 percent. Full workweeks and 401(k) matching contributions were reinstated in January and April 2010, respectively, resulting in overall increases in payroll related costs in 2010. Other factors that contributed to increased payroll related costs in 2010 compared to 2009 included merit increases and headcount increases, as well as higher incentive compensation earned in 2010.

The $13.8 million increase in operating expenses in 2010 compared to 2009 primarily relates to the following:

- Warehouse, processing and delivery costs increased by $13.7 million of which $2.1 million is the result of higher payroll related expenses and facility consolidation charges contributed a $2.4 million increase. The balance of the cost increase is attributed to higher sales volumes as average tons sold per day increased 14.8% compared to the prior year;

- Sales, general and administrative costs increased by $2.1 million. The increase is primarily comprised of $3.7 million of higher payroll related expenses, offset by a decrease of $1.6 million associated with improved customer credit experience in 2010 compared to the prior year; and

- Depreciation and amortization and goodwill impairment charges decreased $0.6 million and $1.4 million, respectively.

Consolidated operating loss for 2010 was $9.3 million compared to operating loss of $37.1 million in 2009.

Other Income and Expense, Income Taxes and Net Income:
Interest expense was $5.0 million in 2010, a decrease of $1.5 million versus 2009 as a result of reduced borrowings.

The Company recorded a tax benefit of $3.1 million and $16.3 million during 2010 and 2009, respectively. The effective tax rate for 2010 and 2009 was 21.7% and 37.3%, respectively. The effective tax rate, excluding goodwill impairment charges for 2009, was 38.5%. Higher tax on joint venture income was

offset by the rate differential on foreign income (loss), resulting in a decline in the effective tax rate compared to 2009.

Equity in earnings of the Company's joint venture was $5.6 million in 2010 compared to $0.4 million in 2009. The increase is a result of higher demand in virtually all of the joint venture's end-use markets, most notably the automotive and energy sectors, and higher pricing compared to last year.

Consolidated net loss for 2010 was $5.6 million, or $0.25 per diluted share, versus $26.9 million, or $1.18 per diluted share, for 2009.

2009 Results Compared to 2008

Consolidated results by business segment are summarized in the following table for years 2009 and 2008.

Operating Results by Segment

	Year Ended December 31,		Fav / (Unfav)	
	2009	**2008**	**$ Change**	**% Change**
Net Sales				
Metals	$ 726.2	$ 1,384.8	$ (658.6)	(47.6)%
Plastics	86.4	116.2	(29.8)	(25.6)%
Total Net Sales	$ 812.6	$ 1,501.0	$ (688.4)	(45.9)%
Cost of Materials				
Metals	$ 551.9	$ 1,044.4	$ 492.5	47.2%
% of Metals Sales	*76.0%*	*75.4%*		
Plastics	59.4	79.6	20.2	25.4%
% of Plastics Sales	*68.8%*	*68.5%*		
Total Cost of Materials	$ 611.3	$ 1,124.0	$ 512.7	45.6%
% of Total Sales	*75.2%*	*74.9%*		
Operating Costs and Expenses				
Metals	$ 206.4	$ 328.9	$ 122.5	37.2%
Plastics	26.7	33.4	6.7	20.1%
Other	5.3	10.6	5.3	50.0%
Total Operating Costs & Expenses	$ 238.4	$ 372.9	$ 134.5	36.1%
% of Total Sales	*29.3%*	*24.8%*		
Operating (Loss) Income				
Metals	$ (32.1)	$ 11.5	$ (43.6)	(379.1)%
% of Metals Sales	*(4.4)%*	*0.8%*		
Plastics	0.3	3.2	(2.9)	(90.6)%
% of Plastics Sales	*0.3%*	*2.8%*		
Other	(5.3)	(10.6)	5.3	50.0%
Total Operating (Loss) Income	$ (37.1)	$ 4.1	$ (41.2)	(1,004.9)%
% of Total Sales	*(4.6)%*	*0.3%*		

"Other" includes costs of executive, legal and finance departments which are shared by both segments of the Company.

Net Sales:

Consolidated net sales were $812.6 million in 2009, a decrease of $688.4 million, or 45.9%, versus 2008.

Metals segment net sales during 2009 of $726.2 million were $658.6 million, or 47.6%, lower than 2008. Decreased revenues were primarily the result of lower shipping volumes in light of continued challenges in the global economy and the metals and plastics markets. Average tons sold per day decreased 43.5% compared to the prior year. The softness experienced during 2009 was broad-based, impacting virtually

all end-markets and products compared to 2008. The Company also experienced lower sales prices for its products during 2009; however, the impact of these price decreases on net sales was partially mitigated by a changing sales mix as compared to 2008.

Plastics segment net sales during 2009 of $86.4 million were $29.8 million, or 25.6%, lower than 2008 due to lower sales volume. The Plastics business also experienced softer demand during 2009 across its primary end markets including retail, marine and automotive when compared to 2008.

Cost of Materials:
Cost of materials (exclusive of depreciation and amortization) were $611.3 million, a decrease of $512.7 million, or 45.6%, compared to 2008. Material costs for the Metals segment were 76.0% as a percent of net sales in 2009, an increase of 0.6% as a percent of net sales, from 2008. In 2009, cost of materials included obsolete inventory charges of approximately $6.8 million, an increase of $6.6 million compared to 2008. Approximately $4.3 million of the 2009 obsolete inventory charges were recorded during the fourth quarter. The low-demand business environment in 2009 created intense competitive pricing pressures throughout much of 2009, which was also a factor that increased material costs as a percent of net sales in 2009 compared to 2008 and compared to the Company's historical range for material costs as a percent of net sales of 71% to 75%.

Material costs for the Plastics segment were 68.8% as a percent of net sales in 2009 as compared to 68.5% for the same period last year. The slight increase in material costs as a percent of net sales in 2009 was primarily due to the Plastics segment lowering their prices given the competitive pricing in the marketplace.

For 2009, the Company experienced LIFO income of approximately $16.9 million, with LIFO income of approximately $25.6 million being recorded for the first three quarters of 2009, reduced by LIFO expense of approximately $8.7 million recorded in the fourth quarter of 2009. The LIFO income of approximately $16.9 million for the full-year 2009 was primarily a result of a reduction in inventory costs and quantities in 2009 compared to 2008.

Operating Expenses and Operating (Loss) Income:
Operating costs and expenses decreased $134.5 million, or 36.1%, compared to last year. Operating costs and expenses for 2009 were $238.4 million, or 29.3% as a percent of net sales, compared to $372.9 million, or 24.8% as a percent of net sales last year. The decrease in operating costs and expenses was $77 million excluding goodwill impairment charges of $1.4 million and $58.9 million in 2009 and 2008, respectively.

In response to lower sales activity resulting from the decline in the global economy and the metals and plastics markets, the Company implemented several initiatives during 2009 to align its cost structure with lower activity levels. The cost reduction actions primarily focused on payroll related costs, the Company's largest operating expense category, resulting in reduced work weeks and furloughs, suspension of the Company's 401(k) contributions and executive salary reductions of 10 percent.

The $77 million decrease in operating expenses for 2009 compared to 2008, excluding goodwill impairment charges, primarily relates to the following:

- Warehouse, processing and delivery costs decreased by $44.6 million of which $24.4 million is the result of lower sales volume and $20.2 million is due to decreased payroll costs associated with workforce reductions, reduced workweeks and suspension of the Company 401(k) contributions;

- Sales, general and administrative costs decreased by $30.4 million primarily due to lower ERP implementation costs of $5.9 million and decreased payroll related costs of $15.2 million associated with workforce reductions and reduced workweeks, reduced incentive compensation and suspension of Company 401(k) contributions; and

- Depreciation and amortization expense was $2.0 million lower due to a decrease in capital expenditures across the Company and certain intangible assets of Metals U.K. and Transtar becoming fully amortized in 2008 and the third quarter of 2009, respectively.

Operating costs and expenses included goodwill impairment charges of $1.4 million during 2009 and $58.9 million during 2008.

Consolidated operating loss for 2009 was $37.1 million compared to operating income of $4.1 million in 2008. The Company's 2009 operating (loss) income as a percentage of net sales decreased to (4.6)% from 0.3% in 2008, primarily due to decreased sales volume in light of the current business environment.

Other Income and Expense, Income Taxes and Net Income:
Interest expense was $6.4 million in 2009, a decrease of $2.9 million versus 2008. The decrease in interest expense in 2009 is a result of reduced borrowings and lower weighted average interest rates in 2009 compared to 2008.

The Company recorded a $16.3 million tax benefit and a $20.7 million tax provision during 2009 and 2008, respectively. The effective tax rate for 2009 and 2008 was 37.3% and (394.8)%, respectively. The effective tax rate, excluding goodwill impairment charges for 2009 and 2008, was 38.5% and 38.6%, respectively. The effective tax rate, excluding goodwill impairment charges, compared to 2008 remained relatively unchanged as decreases in the effective rate due to lower tax on joint-venture income were offset by increases in the rate for state taxes and the rate differential on foreign income (loss).

Equity in earnings of the Company's joint venture was $0.4 million in 2009, $8.4 million lower than 2008, reflecting overall weaker demand for Kreher's products due to the economic decline over the past year.

Consolidated net loss for 2009 was $26.9 million, or $1.18 per diluted share, versus $17.1 million, or $0.76 per diluted share, for 2008.

Liquidity and Capital Resources

The Company's principal sources of liquidity are earnings from operations, management of working capital and available borrowing capacity to fund working capital needs and growth initiatives.

During 2010 and 2009, the Company focused on reducing working capital, primarily inventories, resulting in net cash flow from operations of $34.4 million and $53.1 million, respectively.

During 2010, net sales exceeded cash receipts from customers. The resulting increase in receivables generated a cash outflow of $22.5 million compared to a $57.0 million cash inflow for 2009. Net sales increased 16.1% from 2009. Average receivable days outstanding was 49.9 days for 2010 compared to 54.8 days for 2009, reflecting faster collections.

During 2010, sales of inventory exceeded inventory purchases. The resulting reduction in inventories generated a cash inflow of $39.7 million compared to a $74.0 million cash inflow for 2009. Average DSI was 142.9 days for 2010 versus 189.3 days for 2009.

During 2010, cash paid for inventories and other goods and services exceeded purchases. The resulting decrease in accounts payable and accrued liabilities generated a cash outflow of $0.3 million compared to $60.8 million cash outflow in 2009.

The Company received its 2009 federal income tax refund of approximately $6.3 million during January 2011.

On November 5, 2009 the Company filed a universal shelf registration statement with the Securities and Exchange Commission, which was declared effective on November 23, 2009. The registration statement gives the Company the flexibility to offer and sell from time to time in the future up to $100 million of equity, debt or other types of securities as described in the registration statement, or any combination of such securities. If securities are issued, the Company may use the proceeds for general corporate purposes, including acquisitions, capital expenditures, working capital and repayment of debt.

Available revolving credit capacity is primarily used to fund working capital needs. Taking into consideration the most recent borrowing base calculation as of December 31, 2010, which reflects trade

receivables, inventory, letters of credit and other outstanding secured indebtedness, available credit capacity consisted of the following:

Debt type	Outstanding Borrowings as of December 31, 2010	Availability as of December 31, 2010	Weighted Average Interest Rate for the Year Ended December 31, 2010
U.S. Revolver A	$ —	$ 72.7	2.78%
U.S. Revolver B	25.7	24.3	1.55%
Canadian facility	—	9.8	0.21%

As of December 31, 2010, the Company had no short-term debt outstanding under its revolving credit facilities.

Management believes the Company will be able to generate sufficient cash from operations and planned working capital improvements to fund its ongoing capital expenditure programs and meet its debt obligations for at least the next twelve months. In addition, the Company has available borrowing capacity, as discussed above.

As of December 31, 2010 the Company remained in compliance with the covenants of its credit agreements, which require it to maintain certain funded debt-to-capital and working capital-to-debt ratios, and a minimum adjusted consolidated net worth, as defined in the Company's credit agreements and outlined in the table below:

Covenant Description	Requirement per Credit Agreement	Actual at December 31, 2010
Funded debt-to-capital ratio	less than 0.55	0.15
Working capital-to-debt ratio	greater than 1.0	4.26
Minimum adjusted consolidated net worth	$ 261.6	$ 325.5

As of December 31, 2010, the Company had $2.9 million of irrevocable letters of credit outstanding, which primarily consisted of $2.2 million for compliance with the insurance reserve requirements of its workers' compensation insurance carriers.

Capital Expenditures

Capital expenditures for 2010 were $7.6 million compared to $8.7 million in 2009. The expenditures during 2010 were comprised of approximately $2.6 million of ERP and other information technology enhancements, with the balance resulting from normal equipment upgrades throughout the year. Management believes that capital expenditures will approximate $14 million in 2011.

Contractual Obligations and Other Commitments

The following table includes information about the Company's contractual obligations that impact its short-term and long-term liquidity and capital needs. The table includes information about payments due under specified contractual obligations and is aggregated by type of contractual obligation. It includes the maturity profile of the Company's consolidated long-term debt, operating leases and other long-term liabilities.

At December 31, 2010, the Company's contractual obligations, including estimated payments by period, were as follows:

Payments Due In	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Long-term debt obligations (excluding capital lease obligations)	$ 68.5	$ 7.6	$ 42.3	$ 18.6	$ —
Interest payments on debt obligations (a)	11.2	3.6	5.7	1.9	—
Capital lease obligations	0.6	0.4	0.2	—	—
Operating lease obligations	71.1	11.9	20.7	18.1	20.4
Purchase obligations (b)	329.6	302.2	27.4	—	—
Other (c)	4.9	4.1	0.8	—	—
Total	$ 485.9	$ 329.8	$ 97.1	$ 38.6	$ 20.4

a) Interest payments on debt obligations represent interest on all Company debt outstanding as of December 31, 2010. The interest payment amounts related to the variable rate component of the Company's debt assume that interest will be paid at the rates prevailing at December 31, 2010. Future interest rates may change, and therefore, actual interest payments could differ from those disclosed in the table above.

b) Purchase obligations consist of raw material purchases made in the normal course of business. The Company has contracts to purchase minimum quantities of material with certain suppliers. For each contractual purchase obligation, the Company generally has a purchase agreement from its customer for the same amount of material over the same time period.

c) "Other" is comprised of i) deferred revenues that represent commitments to deliver products, ii) obligations related to recognizing and measuring tax positions taken or expected to be taken in a tax return that directly or indirectly affect amounts reported in financial statements and iii) contingent purchase price payable related to Metals U.K. acquisition which was paid in January 2011 based on the achievement of performance targets related to the three year period ended December 31, 2010. The uncertain tax positions included in the Company's obligations are related to temporary differences and uncertain tax positions where the Company anticipates a high probability of settlement within a given timeframe. The years for which the temporary differences related to the uncertain tax positions will reverse have been estimated in scheduling the obligations within the table.

The table and corresponding footnotes above do not include $10.8 million of other non-current liabilities recorded on the consolidated balance sheets. These non-current liabilities consist of liabilities related to the Company's non-funded supplemental pension plan and postretirement benefit plans for which payment periods cannot be determined. Non-current liabilities also include $26.8 million of deferred income taxes and the deferred gain on the sale of certain assets, resulting from previous sale-leaseback transactions.

Pension Funding

The Company's funding policy on its defined benefit pension plans is to satisfy the minimum funding requirements of the Employee Retirement Income Security Act ("ERISA"). Future funding requirements are dependent upon various factors outside the Company's control including, but not limited to, fund asset performance and changes in regulatory or accounting requirements. Based upon factors known and considered as of December 31, 2010, the Company does not anticipate making significant cash contributions to the pension plans in 2011.

The investment target portfolio allocation for the Company-sponsored pension plans and supplemental pension plan focuses primarily on corporate fixed income securities that match the overall duration and term of the Company's pension liability structure. Refer to *"Retirement Plans"* within *Critical Accounting Policies* and *Note 5* to the consolidated financial statements for additional details regarding other plan assumptions.

Off-Balance Sheet Arrangements

With the exception of letters of credit and operating lease financing on certain equipment used in the operation of the business, it is not the Company's general practice to use off-balance sheet arrangements, such as third-party special-purpose entities or guarantees of third parties.

As of December 31, 2010, the Company had $2.9 million of irrevocable letters of credit outstanding which primarily consisted of $2.2 million for compliance with the insurance reserve requirements of its workers' compensation insurance carriers.

Obligations of the Company associated with its leased equipment are disclosed under the "Contractual Obligations and Other Commitments" section above.

Critical Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, and include amounts that are based on management's estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The following is a description of the Company's accounting policies that management believes require the most significant judgments and estimates when preparing the Company's consolidated financial statements:

Revenue Recognition and Accounts Receivable — Revenue from the sales of products is recognized when the earnings process is complete and when the risk and rewards of ownership have passed to the customer, which is primarily at the time of shipment. Revenue recognized other than at the time of shipment represents less than 5% of the Company's consolidated net sales. Revenue from shipping and handling charges is recorded in net sales. Provisions for allowances related to sales discounts and rebates are recorded based on terms of the sale in the period that the sale is recorded. Management utilizes historical information and the current sales trends of the business to estimate such provisions. Actual results could differ from these estimates. The provisions related to discounts and rebates due to customers are recorded as a reduction within net sales in the Company's consolidated statements of operations.

The Company maintains an allowance for doubtful accounts resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is maintained at a level considered appropriate based on historical experience and specific identification of customer receivable balances for which collection is unlikely. The provisions for doubtful accounts are recorded in sales, general and administrative expense in the Company's consolidated statements of operations. Estimations for the doubtful accounts are based upon historical write-off experience as a percentage of net sales and judgments about the probable effects of economic conditions on certain customers, which can fluctuate significantly from year to year. The Company cannot be certain that the rate of future credit losses will be similar to past experience.

The Company also maintains an allowance for credit memos for estimated credit memos to be issued against current sales. Credit memos are primarily issued to correct order entry and billing errors. Estimations for the allowance for credit memos are based upon the application of a historical issuance lag period to the average credit memos issued each month. If actual results differ from historical experience, there could be a negative impact on the Company's operating results.

Inventories — Approximately eighty percent of the Company's inventories are valued using the last-in, first-out inventory costing method. Under this method, the current value of materials sold is recorded as cost of materials rather than the cost in the order in which it was purchased. This method of costing is subject to year-to-year fluctuations in cost of material sold, which is influenced by the inflation or deflation existing within the metals or plastics industries and the quantities and mix of inventory on hand. The use of LIFO for inventory valuation was selected to better match replacement cost of inventory with the current pricing used to bill customers.

The Company maintains allowances for excess and obsolete inventory and physical inventory losses. The excess and obsolete inventory allowance is determined based on specific identification of material, adjusted for expected scrap value to be received. The allowance for physical inventory losses is determined based on historical physical inventory experience. The Company's operating results could be impacted if scrap value received or physical inventory experience differs from estimates.

Income Taxes — The Company's income tax expense, deferred tax assets and liabilities and reserve for uncertain tax positions reflect management's best estimate of estimated taxes to be paid. The Company is subject to income taxes in the U.S. and several foreign jurisdictions. The determination of the consolidated income tax expense requires significant judgment and estimation by management. It is possible that actual results could differ from the estimates that management has used to determine its consolidated income tax expense.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company has not provided deferred taxes relative to undistributed earnings of foreign subsidiaries as such undistributed earnings are considered to be permanently reinvested based on management's overall business strategy. Undistributed earnings may become taxable upon their remittance as dividends or upon the sale or liquidation of foreign subsidiaries. It is not practicable to determine the amounts of net additional income tax that may be payable if such earnings were repatriated.

The Company records valuation allowances against its deferred tax assets when it is more likely than not that the amounts will not be realized. In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In the period a determination is made that the Company will not be able to realize its deferred income tax assets, an adjustment to the valuation allowance will be made which will increase the provision for income taxes. Based upon available evidence, including forecasted financial statements, the Company has determined that it is more likely than not that the deferred tax assets will be realized due to the fact that the Company believes it will either be able to carry its net operating losses back to prior years or have sufficient earnings in future years to use the carryforwards prior to expiration. As a result, the Company has not recorded a valuation allowance on its deferred tax assets as of December 31, 2010. As of December 31, 2010, the Company is in an overall net deferred tax liability position in most of its tax jurisdictions.

The Company recognizes the tax benefits for uncertain tax positions only if those benefits are more likely than not to be sustained upon examination by the relevant tax authorities. Unrecognized tax benefits are subsequently recognized at the time the recognition threshold is met, the tax matter is effectively settled or the statute of limitations expires for the return containing the tax position, whichever is earlier. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate. These differences will be reflected in the Company's income tax expense in the period in which they are determined. Due to the potential expiration of statutes of limitations, it is reasonably possible that the gross unrecognized tax benefits may potentially decrease within the next 12 months by a range of approximately $0 to $0.7 million.

Retirement Plans — The Company values retirement plan liabilities based on assumptions and valuations established by management. Future valuations are subject to market changes, which are not in the control of the Company and could differ materially from the amounts currently reported. The Company evaluates the discount rate and expected return on assets at least annually and evaluates other assumptions involving demographic factors, such as retirement age, mortality and turnover periodically, and updates them to reflect actual experience and expectations for the future. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors.

Accumulated and projected benefit obligations are expressed as the present value of future cash payments which are discounted using the weighted average of market-observed yields for high quality fixed income securities with maturities that correspond to the payment of benefits. Lower discount rates increase present values and subsequent-year pension expense; higher discount rates decrease present values and subsequent-year pension expense. Discount rates used for determining the Company's projected benefit obligation for retirement plans were 5.25% and 5.75% at December 31, 2010 and 2009.

The Company's pension plan asset portfolio as of December 31, 2010 is primarily invested in fixed income securities, which generally fall within Level 2 of the fair value hierarchy. Assets in the Company's pension plans have earned approximately 12% since inception in 1979. The target investment asset allocation for the pension plans' funds focuses primarily on corporate fixed income securities that match the overall duration and term of the Company's pension liability structure. As of December 31, 2010 and 2009, the funding surplus was approximately 10% and 12%, respectively. The Company estimates that a 0.5% change in its discount rate would change its 2011 net periodic pension cost by less than $1.0 million. To determine the expected long-term rate of return on the pension plans' assets, current and expected asset allocations are considered, as well as historical and expected returns on various categories of plan assets.

Goodwill and Other Intangible Assets Impairment — Goodwill is subject to an annual impairment test using a two-step process. The carrying value of the Company's goodwill is evaluated annually on January 1st of each fiscal year or when certain triggering events occur which require a more current valuation. The Company assesses, at least quarterly, whether any triggering events have occurred.

A two-step method is used for determining goodwill impairment. The first step ("Step I") of the goodwill impairment test is used to identify potential impairment. The evaluation is based on the comparison of each reporting unit's fair value to its carrying value. If the carrying value exceeds the fair value, the second step ("Step II") of the goodwill impairment test must be performed to measure the amount of impairment loss, if any. Step II of the goodwill impairment test compares the implied fair value of reporting unit goodwill to the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The allocation of fair value to reporting units requires several analyses to determine fair value of assets and liabilities including, among others, customer relationships, non-compete agreements, trade names and property, plant and equipment (valued at replacement cost). If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in the amount equal to the excess.

Fair value is determined using a combination of an income approach, which estimates fair value based on a discounted cash flow analysis using historical data and management estimates of future cash flows, and a market approach, which estimates fair value using market multiples of various financial measures of comparable public companies.

The determination of the fair value of the reporting units requires significant estimates and assumptions to be made by management. These estimates and assumptions primarily include, but are not limited to: the selection of appropriate peer group companies; control premiums appropriate for acquisitions in the industry in which the Company competes; discount rates; terminal growth rates; long-term projections of future financial performance; and relative weighting of income and market approaches. The long-term projections used in the valuation are developed as part of the Company's annual budgeting and strategic planning process. The discount rates used to determine the fair values of the reporting units are those of a hypothetical market participant which are developed based upon an analysis of comparable companies and include adjustments made to account for any individual reporting unit specific attributes such as, size and industry. The estimated discount rate is a key assumption that impacts the estimated fair value of the reporting units. The discount rate for each reporting unit was estimated to be between 16% and 18% as of January 1, 2010. Although the Company believes its estimates of fair value are reasonable, actual financial results could differ from those estimates due to the inherent uncertainty involved in making such estimates. Changes in assumptions concerning future financial results or other underlying assumptions could have a significant impact on either the fair value of the reporting units, the amount of the goodwill impairment charge, or both. Future declines in the overall market value of the Company's equity may

also result in a conclusion that the fair value of one or more reporting units has declined below its carrying value.

One measure of the sensitivity of the amount of goodwill impairment charges to key assumptions is the amount by which each reporting unit "passed" (fair value exceeds the carrying amount) or "failed" (carrying amount exceeds the fair value) Step I of the goodwill impairment test. Based on the impairment test performed on January 1, 2010, a 10% decrease in the fair value estimates of the reporting units would have caused the Plate and Aerospace reporting units to fall below their respective carrying values. The Aerospace and Plate reporting unit fair values exceeded the carrying values by approximately 6% and 5%, respectively. The Company could be subject to an impairment charge in the Plate and Aerospace reporting units, which have approximately $9 million and $21 million in goodwill, respectively, as of December 31, 2010, in future periods if market conditions worsen or the economic recovery differs significantly from projections.

The majority of the Company's recorded intangible assets were acquired as part of the Transtar and Metals U.K. acquisitions in September 2006 and January 2008, respectively, and consist primarily of customer relationships and non-compete agreements. The initial values of the intangible assets were based on a discounted cash flow valuation using assumptions made by management as to future revenues from select customers, the level and pace of attrition in such revenues over time and assumed operating income amounts generated from such revenues. These intangible assets are amortized over their useful lives, which are 4 – 11 years for customer relationships and 3 years for non-compete agreements. Useful lives are estimated by management and determined based on the timeframe over which a significant portion of the estimated future cash flows are expected to be realized from the respective intangible assets. Furthermore, when certain conditions or certain triggering events occur, a separate test of impairment, similar to the impairment test for long-lived assets discussed below, is performed. If the intangible asset is deemed to be impaired, such asset will be written down to its fair value.

See *Note 8* to the consolidated financial statements for detailed information on goodwill and intangible assets.

Long-Lived Assets — The Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are impaired, the impairment charge is calculated as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Determining whether impairment has occurred typically requires various estimates and assumptions, including determining which undiscounted cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount, and the asset's residual value, if any. The Company derives the required undiscounted cash flow estimates from historical experience and internal business plans. Measurement of an impairment loss requires a determination of fair value, which is based on available information. The Company uses an income approach, which estimates fair value based on estimates of future cash flows discounted at an appropriate interest rate.

Share-Based Compensation — The Company offers share-based compensation to executive and other key employees, as well as its directors. Share-based compensation expense is recorded over the vesting period based on the grant date fair value of the stock award when granted. Stock options have an exercise price equal to the market price of the Company's stock on the grant date (options granted prior to 2010) or the average closing price of the Company's stock for the ten trading days preceding the grant date (options granted in 2010) and have a contractual life of eight to ten years. Options and restricted stock generally vest in one to five years for executives and employees and one year for directors. The Company may either issue shares from treasury or new shares upon share option exercise.

Stock options are valued based on the market price of the Company's stock on the grant date, using a Black-Scholes option-pricing model. The expense associated with stock option awards is recorded on a straight-line basis over the vesting period, net of estimated forfeitures.

The grant date fair value for stock options granted during 2010 was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2010
Expected volatility	58.5%
Risk-free interest rate	2.3%
Expected life (in years)	5.5
Expected dividend yield	1.2%

Share-based compensation expense for non-vested shares and restricted share units in the long-term incentive plans ("LTI Plans") and long-term compensation plan ("LTC Plan") is established using the market price of the Company's common stock on the date of grant.

The fair value of performance units granted under the LTI Plans is based on the market price of the Company's stock on the date of grant adjusted to reflect the fact that the participants do not participate in dividends during the vesting period. The grant date fair value of performance shares awarded under the LTC Plan was estimated using a Monte Carlo simulation with the following assumptions as the potential award is dependent upon a market condition:

	2010
Expected volatility	61.6%
Risk-free interest rate	1.45%
Expected life (in years)	2.8
Expected dividend yield	—

Management estimates the probable number of shares which will ultimately vest when calculating the share-based compensation expense for the LTI and LTC Plans. As of December 31, 2010, the Company's weighted average forfeiture rate is approximately 21%. The actual number of shares that vest may differ from management's estimate. Final award vesting and distribution of performance awards granted under the LTI and LTC Plans are determined based on the Company's actual performance versus the target goals for a three-year consecutive period as defined in each plan. Partial awards can be earned for performance less than the target goal, but in excess of minimum goals; and award distributions above the target can be achieved if the maximum goals are met or exceeded.

The performance goals for the 2008 and 2009 LTI Plans are three-year cumulative net income and average return on total capital for the same three-year period. If the performance goals are not expected to be met for the LTI Plans, no compensation expense is recognized and any previously recognized compensation expense is reversed. No share-based compensation expense was recorded during 2010 related to performance awards under the LTI Plans as performance goals are not expected to be met.

Under the 2010 LTC Plan, the potential award for the performance shares granted is dependent on the Company's relative total shareholder return ("RTSR"), which represents a market condition. RTSR is measured against a group of peer companies either in the metals industry or in the industrial products distribution industry. Compensation expense for performance awards containing a market condition is recognized regardless of whether the market condition is achieved to the extent the requisite service period condition is met.

Unless covered by a specific change-in-control or severance arrangement, participants to whom restricted stock units, performance shares and other non-vested shares have been granted must be employed by the Company on the vesting date or at the end of the performance period, respectively, or the award will be forfeited.

Fair Value of Financial Instruments — The three-tier value hierarchy the Company utilizes, which prioritizes the inputs used in the valuation methodologies, is:

Level 1—Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2—Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants.

The fair value of cash, accounts receivable and accounts payable approximate their carrying values. The fair value of cash equivalents are determined using the fair value hierarchy described above. Cash equivalents consisting of money market funds are valued based on quoted prices in active markets and as a result are classified as Level 1. The Company's pension plan asset portfolio as of December 31, 2010 is primarily invested in fixed income securities, which generally fall within Level 2 of the fair value hierarchy. Fair value disclosures for fixed rate debt are determined using a market approach, which estimates fair value based on companies with similar credit quality and size of debt issuances.

Recent Accounting Pronouncements

Effective January 1, 2010, the Company adopted new consolidation guidance that applies to variable interest entities.

See *Note 1* to the consolidated financial statements for detailed information on recent accounting pronouncements.

ITEM 7a — *Quantitative and Qualitative Disclosures about Market Risk*

The Company is exposed to interest rate, commodity price, and foreign exchange rate risks that arise in the normal course of business.

Interest Rate Risk — The Company finances its operations with fixed and variable rate borrowings. Market risk arises from changes in variable interest rates. The Company's interest rate on borrowings under the $230 million five-year secured revolver is subject to changes in the LIBOR and Prime interest rate. Based on the Company's variable rate debt instruments at December 31, 2010, if interest rates were to increase hypothetically by 100 basis points, 2010 interest expense would have increased by approximately $0.3 million.

Commodity Price Risk — The Company's raw material costs are comprised primarily of engineered metals and plastics. Market risk arises from changes in the price of steel, other metals and plastics. Although average selling prices generally increase or decrease as material costs increase or decrease, the impact of a change in the purchase price of materials is more immediately reflected in the Company's cost of materials than in its selling prices. The ability to pass surcharges on to customers immediately can be limited due to contractual provisions with those customers. Therefore, a lag may exist between when the surcharge impacts net sales and cost of materials, respectively, which could result in a higher or lower operating profit.

Foreign Currency Risk — The Company conducts the majority of its business in the United States but also has operations in Canada, Mexico, France, the United Kingdom, China and Singapore. The Company's results of operations are not materially affected by fluctuations in these foreign currencies and, therefore, the Company has no financial instruments in place for managing the exposure to foreign currency exchange rates.

Consolidated Statements of Operations

	Year Ended December 31,		
	2010	2009	2008
Net sales	$943,706	$812,638	$1,501,036
Costs and expenses:			
Cost of materials (exclusive of depreciation and amortization)	700,854	611,352	1,123,977
Warehouse, processing and delivery expense	123,318	109,627	154,189
Sales, general and administrative expense	108,223	106,140	136,551
Depreciation and amortization expense	20,649	21,291	23,327
Impairment of goodwill	-	1,357	58,860
Operating (loss) income	(9,338)	(37,129)	4,132
Interest expense, net	(4,988)	(6,440)	(9,373)
Loss before income taxes and equity in earnings of joint venture	(14,326)	(43,569)	(5,241)
Income taxes	3,101	16,264	(20,690)
Loss before equity in earnings of joint venture	(11,225)	(27,305)	(25,931)
Equity in earnings of joint venture	5,585	402	8,849
Net loss	(5,640)	(26,903)	(17,082)
Basic loss per share	$ (0.25)	$ (1.18)	$ (0.76)
Diluted loss per share	$ (0.25)	$ (1.18)	$ (0.76)
Dividends per common share	$ -	$ 0.06	$ 0.24

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets

	December 31,	
	2010	2009
Assets		
Current assets		
Cash and cash equivalents	$36,716	$28,311
Accounts receivable, less allowances of $3,848 and $4,195	128,365	105,832
Inventories, principally on last-in first-out basis (replacement cost higher by $122,340 and $116,816)	130,917	170,960
Other current assets	6,832	5,241
Income tax receivable	8,192	18,970
Total current assets	311,022	329,314
Investment in joint venture	27,879	23,468
Goodwill	50,110	50,072
Intangible assets	41,427	48,575
Prepaid pension cost	18,580	19,913
Other assets	3,619	3,906
Property, plant and equipment, at cost		
Land	5,195	5,192
Building	52,277	51,945
Machinery and equipment	182,178	178,545
	239,650	235,682
Less - accumulated depreciation	(162,935)	(152,929)
	76,715	82,753
Total assets	$529,352	$558,001
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$71,764	$71,295
Accrued payroll and employee benefits	16,984	11,117
Accrued liabilities	14,336	11,302
Income taxes payable	2,357	1,848
Deferred income taxes	2,461	9,706
Current portion of long-term debt	8,012	7,778
Short-term debt	-	13,720
Total current liabilities	115,914	126,766
Long-term debt, less current portion	61,127	67,686
Deferred income taxes	26,754	32,032
Other non-current liabilities	3,390	5,281
Pension and post retirement benefit obligations	8,708	8,028
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $0.01 par value - 10,000 shares authorized; no shares issued and outstanding at December 31, 2010 and December 31, 2009	-	-
Common stock, $0.01 par value - 30,000 shares authorized; 23,149 shares issued and 22,986 outstanding at December 31, 2010 and 23,115 shares issued and 22,906 outstanding at December 31, 2009	231	230
Additional paid-in capital	180,519	178,129
Retained earnings	150,747	156,387
Accumulated other comprehensive loss	(15,812)	(13,528)
Treasury stock, at cost - 163 shares in 2010 and 209 shares in 2009	(2,226)	(3,010)
Total stockholders' equity	313,459	318,208
Total liabilities and stockholders' equity	$529,352	$558,001

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2010	2009	2008
Operating activities:			
Net loss	($5,640)	($26,903)	($17,082)
Adjustments to reconcile net loss to net cash from operating activities:			
Depreciation and amortization	20,649	21,291	23,327
Amortization of deferred gain	(890)	(907)	(1,128)
Loss on sale of fixed assets	391	2	363
Impairment of goodwill	-	1,357	58,860
Equity in earnings of joint venture	(5,585)	(402)	(8,849)
Dividends from joint venture	1,260	485	2,955
Deferred tax (benefit) provision	(11,386)	11,208	(13,578)
Share-based compensation expense	2,411	1,370	454
Pension curtailment	-	-	(472)
Excess tax (benefits) deficiencies from share-based payment arrangements	(219)	132	(2,881)
Increase from changes, net of acquisitions, in:			
Accounts receivable	(22,521)	56,957	(7,736)
Inventories	39,686	73,994	(32,418)
Other current assets	(1,718)	582	4,182
Other assets	1,084	(1,543)	3,364
Prepaid pension costs	(1,530)	(913)	(92)
Accounts payable	(1,866)	(53,232)	13,844
Accrued payroll and employee benefits	5,827	968	1,889
Income taxes payable	11,536	(22,882)	6,985
Accrued liabilities	1,586	(7,561)	(7,900)
Postretirement benefit obligations and other liabilities	1,287	(873)	(2,340)
Net cash from operating activities	34,362	53,130	21,747
Investing activities:			
Investments and acquisitions, net of cash acquired	-	-	(26,857)
Capital expenditures	(7,572)	(8,749)	(26,302)
Proceeds from sale of fixed assets	4	19	358
Insurance proceeds	125	1,093	-
Proceeds from sale of subsidiary	-	-	645
Net cash used in investing activities	(7,443)	(7,637)	(52,156)
Financing activities:			
Short-term (repayments) borrowings, net	(13,720)	(17,496)	12,636
Net (repayments) borrowings on long-term revolving lines of credit	2,324	(2,240)	29,496
Repayments of long-term debt	(7,754)	(10,715)	(6,967)
Payment of debt issuance fees	-	-	(524)
Common stock dividends	-	(1,361)	(5,401)
Exercise of stock options and other	566	-	450
Payment of withholding taxes from share-based incentive issuance	-	-	(6,000)
Excess tax deficiencies (benefits) from share-based payment arrangements	219	(132)	2,881
Net cash (used in) from financing activities	(18,365)	(31,944)	26,571
Effect of exchange rate changes on cash and cash equivalents	(149)	(515)	(3,855)
Net increase (decrease) in cash and cash equivalents	8,405	13,034	(7,693)
Cash and cash equivalents - beginning of year	28,311	15,277	22,970
Cash and cash equivalents - end of year	$36,716	$28,311	$15,277

See Note 1 to the consolidated financial statements for supplemental cash flow disclosures.

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

	Common Shares	Treasury Shares	Preferred Stock	Common Stock	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at January 1, 2008	22,331	(233)	$ -	$ 223	$ (3,487)	$ 179,707	$ 207,134	$ 1,498	$ 385,075
Comprehensive Loss:									
Net loss							(17,082)		(17,082)
Foreign currency translation								(13,630)	(13,630)
Defined benefit pension liability adjustments, net of tax expense of $428								670	670
Total comprehensive loss									(30,042)
Common stock dividend							(5,401)		(5,401)
Long-term incentive plan income						(728)			(728)
Exercise of stock options and other	519	36		5	717	(2,326)			(1,604)
Balance at December 31, 2008	22,850	(197)	$ -	$ 228	$ (2,770)	$ 176,653	$ 184,651	$ (11,462)	$ 347,300
Comprehensive Loss:									
Net loss							(26,903)		(26,903)
Foreign currency translation								2,579	2,579
Defined benefit pension liability adjustments, net of tax benefit of $2,970								(4,645)	(4,645)
Total comprehensive loss									(28,969)
Common stock dividend							(1,361)		(1,361)
Other	265	(12)		2	(240)	1,476			1,238
Balance at December 31, 2009	23,115	(209)	$ -	$ 230	$ (3,010)	$ 178,129	$ 156,387	$ (13,528)	$ 318,208
Comprehensive Loss:									
Net loss							(5,640)		(5,640)
Foreign currency translation								(536)	(536)
Defined benefit pension liability adjustments, net of tax benefit of $1,116								(1,748)	(1,748)
Total comprehensive loss									(7,924)
Long-term incentive plan expense						1,278			1,278
Other	34	46		1	784	1,112			1,897
Balance at December 31, 2010	23,149	(163)	$ -	$ 231	$ (2,226)	$ 180,519	$ 150,747	$ (15,812)	$ 313,459

The accompanying notes to consolidated financial statements are an integral part of these statements.

(1) Basis of Presentation and Significant Accounting Policies

Nature of operations — A.M. Castle & Co. and its subsidiaries (the "Company") is a specialty metals and plastics distribution company serving principally the North American market, but with a growing global presence. The Company has operations in the United States, Canada, Mexico, France, the United Kingdom, China and Singapore. The Company provides a broad range of product inventories as well as value-added processing and supply chain services to a wide array of customers, principally within the producer durable equipment, oil and gas, aerospace, heavy industrial equipment, industrial goods, construction equipment, retail, marine and automotive sectors of the global economy. Particular focus is placed on the aerospace and defense, oil and gas, power generation, mining, heavy industrial equipment, marine, office furniture and fixtures, safety products, life science applications, transportation and general manufacturing industries as well as general engineering applications.

The Company's primary metals distribution center and corporate headquarters are located in Franklin Park, Illinois. During the fourth quarter of 2010, the Company executed a new lease agreement to move the Company's corporate headquarters to Oakbrook, Illinois during the second quarter of 2011. The Company has 47 operational service centers located throughout North America (43), Europe (3) and Asia (1).

The Company purchases metals and plastics from many producers. Purchases are made in large lots and held in distribution centers until sold, usually in smaller quantities and often with value-added processing services performed. Orders are primarily filled with materials shipped from Company stock. The materials required to fill the balance of sales are obtained from other sources, such as direct mill shipments to customers or purchases from other distributors. Thousands of customers from a wide array of industries are serviced primarily through the Company's own sales organization.

Basis of presentation — The consolidated financial statements include the accounts of A. M. Castle & Co. and its subsidiaries over which the Company exhibits a controlling interest. The equity method of accounting is used for the Company's 50% owned joint venture, Kreher Steel Company, LLC. All inter-company accounts and transactions have been eliminated.

Use of estimates — The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The principal areas of estimation reflected in the consolidated financial statements are accounts receivable allowances, inventory reserves, goodwill and intangible assets, income taxes, pension and other post-employment benefits and share-based compensation.

Revenue recognition — Revenue from the sales of products is recognized when the earnings process is complete and when the title and risk and rewards of ownership have passed to the customer, which is primarily at the time of shipment. Revenue recognized other than at the time of shipment represents less than 5% of the Company's consolidated net sales for the years ended December 31, 2010, 2009 and 2008. Provisions for allowances related to sales discounts and rebates are recorded based on terms of the sale in the period that the sale is recorded. Management utilizes historical information and the current sales trends of the business to estimate such provisions. The provisions related to discounts and rebates due to customers are recorded as a reduction within net sales in the Company's consolidated statements of operations.

The Company maintains an allowance for doubtful accounts resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is maintained at a level considered appropriate based on historical experience and specific identification of customer receivable balances for which collection

is unlikely. The provisions for doubtful accounts are recorded in sales, general and administrative expense in the Company's consolidated statements of operations. Estimates of doubtful accounts are based upon historical write-off experience as a percentage of net sales and judgments about the probable effects of economic conditions on certain customers.

The Company also maintains an allowance for credit memos for estimated credit memos to be issued against current sales. Credit memos are primarily issued to correct order entry and billing errors. Estimates of allowance for credit memos are based upon the application of a historical issuance lag period to the average credit memos issued each month.

Allowance for doubtful accounts activity is presented in the table below:

	2010	2009	2008
Balance, beginning of year	$ 4,195	$ 3,318	$ 3,220
Add – Provision charged to expense	777	2,484	1,600
– Metals U.K. allowance at date of acquisition	—	—	523
– Recoveries	186	186	132
Less – Uncollectible accounts charged against allowance	(1,310)	(1,793)	(2,157)
Balance, end of year	$ 3,848	$ 4,195	$ 3,318

Revenue from shipping and handling charges is recorded in net sales. Costs incurred in connection with shipping and handling the Company's products, which are related to third-party carriers or performed by Company personnel are included in warehouse, processing and delivery expenses. For the years ended December 31, 2010, 2009 and 2008, shipping and handling costs included in warehouse, processing and delivery expenses were $31,067, $26,857, and $39,198, respectively.

Cost of materials — Cost of materials consists of the costs the Company pays for metals, plastics and related inbound freight charges. It excludes depreciation and amortization which are discussed below. The Company accounts for the majority of its inventory on a last-in, first-out ("LIFO") basis and LIFO adjustments are recorded in cost of materials.

Operating expenses — Operating costs and expenses primarily consist of:

- Warehouse, processing and delivery expenses, including occupancy costs, compensation and employee benefits for warehouse personnel, processing, shipping and handling costs;
- Sales expenses, including compensation and employee benefits for sales personnel;
- General and administrative expenses, including compensation for executive officers and general management, expenses for professional services primarily attributable to accounting and legal advisory services, bad debt expenses, data communication, computer hardware and maintenance and foreign currency gain or loss; and
- Depreciation and amortization expenses, including depreciation for all owned property and equipment, and amortization of various intangible assets.

Cash equivalents — Cash equivalents are highly liquid, short-term investments that have an original maturity of 90 days or less.

Statement of cash flows — Non-cash investing activities and supplemental disclosures of consolidated cash flow information are as follows:

	Year Ended December 31,		
	2010	**2009**	**2008**
Non-cash investing and financing activities:			
Capital expenditures financed by accounts payable	$ 100	$ 26	$ 1,490
Cash paid during the year for:			
Interest	4,392	5,574	7,544
Income taxes	1,631	10,762	29,153

Inventories — Inventories consist of finished goods. Approximately eighty percent of the Company's inventories are valued at the lower of LIFO cost or market at December 31, 2010 and 2009. Final inventory determination under the LIFO costing method is made at the end of each fiscal year based on the actual inventory levels and costs at that time. The Company values its LIFO increments using the cost of its latest purchases during the years reported. Current replacement cost of inventories exceeded book value by $122,340 and $116,816 at December 31, 2010 and 2009, respectively. Income taxes would become payable on any realization of this excess from reductions in the level of inventories.

During 2010 and 2009, a reduction in inventories resulted in a liquidation of applicable LIFO inventory quantities carried at lower costs in prior years. Cost of materials for 2010 and 2009 were lower by $12,500 and $5,608, respectively, as a result of the liquidations.

The Company maintains allowances for excess and obsolete inventory and physical inventory losses. The excess and obsolete inventory allowance is determined based on specific identification of material, adjusted for expected scrap value to be received. The allowance for physical inventory losses is determined based on historical physical inventory experience.

Insurance plans — In August 2009, the Company became a member of a group captive insurance company (the "Captive") domiciled in Grand Cayman Island. The Captive reinsures losses related to certain of the Company's workers' compensation, automobile and general liability risks that occur subsequent to August 2009. Premiums are based on the Company's loss experience and are accrued as expenses for the period to which the premium relates. Premiums are credited to the Company's "loss fund" and earn investment income until claims are actually paid. For workers' compensation, automobile and general liability claims that were incurred prior to August 2009, the Company is self-insured. Self-insurance amounts are capped, for individual claims and in the aggregate, for each policy year by an insurance company. Self-insurance reserves are based on unpaid, known claims (including related administrative fees assessed by the insurance company for claims processing) and a reserve for incurred but not reported claims based on the Company's historical claims experience and development.

Property, plant and equipment — Property, plant and equipment are stated at cost and include assets held under capital leases. Expenditures for major additions and improvements are capitalized, while maintenance and repair costs that do not substantially improve or extend the useful lives of the respective assets are expensed in the period in which they are incurred. When items are disposed of, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

The Company provides for depreciation of plant and equipment sufficient to amortize the cost over their estimated useful lives as follows:

Buildings and building improvements	3 – 40 years
Plant equipment	3 – 25 years
Furniture and fixtures	3 – 10 years
Vehicles and office equipment	3 – 7 years

Leasehold improvements are depreciated over the shorter of their useful lives or the remaining term of the lease. Depreciation is calculated using the straight-line method and depreciation expense for 2010, 2009 and 2008 was $13,578, $13,850 and $15,056, respectively.

Long-lived assets — The Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are impaired, the impairment charge is calculated as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Determining whether impairment has occurred typically requires various estimates and assumptions, including determining which undiscounted cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount, and the asset's residual value, if any. The Company derives the required undiscounted cash flow estimates from historical experience and internal business plans. Measurement of an impairment loss requires a determination of fair value, which is based on available information. The Company uses an income approach, which estimates fair value based on estimates of future cash flows discounted at an appropriate interest rate.

Goodwill and intangible assets — Goodwill is subject to an annual impairment test using a two-step process. The carrying value of the Company's goodwill is evaluated annually as of January 1st each year or when certain triggering events occur which require a more current valuation.

A two-step method is used for determining goodwill impairment. The first step ("Step I") of the goodwill impairment test is used to identify potential impairment. The evaluation is based on the comparison of each reporting unit's fair value to its carrying value. If the carrying value exceeds the fair value, the second step ("Step II") of the goodwill impairment test must be performed to measure the amount of impairment loss, if any. Step II of the goodwill impairment test compares the implied fair value of reporting unit goodwill to the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The allocation of fair value to reporting units requires several analyses to determine fair value of assets and liabilities including, among others, customer relationships, non-compete agreements, trade names and property, plant and equipment (valued at replacement costs). If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in the amount equal to the excess.

Fair value is determined using a combination of an income approach, which estimates fair value based on a discounted cash flow analysis using historical data and management estimates of future cash flows, and a market approach, which estimates fair value using market multiples of various financial measures of comparable public companies.

The determination of the fair value of the reporting units requires significant estimates and assumptions to be made by management. These estimates and assumptions primarily include, but are not limited to: the selection of appropriate peer group companies; control premiums appropriate for acquisitions in the industry in which the Company competes; discount rates; terminal growth rates; long-term projections of future financial performance; and relative weighting of income and market approaches. The long-term projections used in the valuation are developed as part of the Company's annual budgeting process. The discount rates used for each of the reporting units are those of a hypothetical market participant which are developed based upon an analysis of comparable companies and include adjustments made to account for any individual reporting unit specific attributes such as, size and industry.

The majority of the Company's recorded intangible assets were acquired as part of the Transtar and Metals U.K. acquisitions in September 2006 and January 2008, respectively, and consist primarily of customer relationships and non-compete agreements. The initial values of the intangible assets were based on a discounted cash flow valuation using assumptions made by management as to future revenues from select customers, the level and pace of attrition in such revenues over time and assumed operating income amounts generated from such revenues. These intangible assets are amortized over their useful lives, which are 4 to

11 years for customer relationships and 3 years for non-compete agreements. Useful lives are estimated by management and determined based on the timeframe over which a significant portion of the estimated future cash flows are expected to be realized from the respective intangible assets. Furthermore, when certain conditions or certain triggering events occur, a separate test of impairment, similar to the impairment test for long-lived assets, is performed. If the intangible asset is deemed to be impaired, such asset will be written down to its fair value.

Income taxes — The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records valuation allowances against its deferred tax assets when it is more likely than not that the amounts will not be realized. In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In the period a determination is made that the Company will not be able to realize its deferred income tax assets, an adjustment to the valuation allowance will be made which will increase the provision for income taxes.

The Company recognizes the tax benefits of uncertain tax positions only if those benefits will more likely than not be sustained upon examination by the relevant tax authorities. Unrecognized tax benefits are subsequently recognized at the time the recognition threshold is met, the tax matter is effectively settled or the statute of limitations expires for the return containing the tax position, whichever is earlier. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that differs from the current estimate. These differences will be reflected in the Company's income tax expense in the period in which they are determined.

Income tax expense includes provisions for amounts that are currently payable and certain changes in deferred tax assets and liabilities. The Company does not provide for deferred income taxes on undistributed earnings of foreign subsidiaries as such undistributed earnings are considered to be permanently reinvested based on management's overall business strategy. Undistributed earnings may become taxable upon their remittance as dividends or upon the sale or liquidation of foreign subsidiaries. It is not practicable to determine the amounts of net additional income tax that may be payable if such earnings were repatriated.

The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense. Accrued interest and penalties are included within other long-term liabilities in the consolidated balance sheets.

Foreign currency translation — For the majority of the Company's non-U.S. operations, the functional currency is the local currency. Assets and liabilities of those operations are translated into U.S. dollars using year-end exchange rates, and income and expenses are translated using the average exchange rates for the reporting period. The currency effects of translating financial statements of the Company's non-U.S. operations which operate in local currency environments are recorded in accumulated other comprehensive income (loss), a separate component of stockholders' equity. Gains resulting from foreign currency transactions were not material for any of the years presented.

Earnings per share — Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock plus common stock equivalents. Common stock equivalents consist of employee and director stock options, restricted stock awards and other share-based payment awards, which have been included in the calculation of weighted average shares outstanding using the treasury stock method. The following table is a reconciliation of the basic and diluted earnings per share calculations:

	2010	2009	2008
Numerator:			
Net loss	$ (5,640)	$ (26,903)	$ (17,082)
Denominator:			
Denominator for basic loss per share:			
Weighted average common shares outstanding	22,708	22,862	22,528
Effect of dilutive securities:			
Outstanding common stock equivalents	—	—	—
Denominator for diluted loss per share	22,708	22,862	22,528
Basic loss per share	$ (0.25)	$ (1.18)	$ (0.76)
Diluted loss per share	$ (0.25)	$ (1.18)	$ (0.76)
Excluded outstanding share-based awards having an anti-dilutive effect	471	239	246

For the years ended December 31, 2010 and 2009, the undistributed losses attributed to participating securities, which represent certain non-vested shares granted by the Company, were approximately one percent of total losses. For the year ended December 31, 2008, the undistributed losses attributed to participating securities were less than one percent of total losses.

Concentrations — The Company serves a wide range of customers within the producer durable equipment, oil and gas, aerospace, heavy industrial equipment, industrial goods, construction equipment, retail, marine and automotive sectors of the economy from locations throughout the United States, Canada, Mexico, France, the United Kingdom, Spain, China and Singapore. Its customer base includes many Fortune 500 companies as well as thousands of medium and smaller sized firms spread across the entire spectrum of metals and plastics using industries. The Company's customer base is well diversified and therefore, the Company does not have dependence upon any single customer, or a few customers. No single customer represents more than 5% of the Company's total net sales. Approximately 80% of the Company's business is conducted from locations in the United States.

Share-based compensation — The Company offers share-based compensation to executive and other key employees, as well as its directors. Share-based compensation expense is recorded over the vesting period based on the grant date fair value of the stock award. Stock options have an exercise price equal to the market price of the Company's stock on the grant date (options granted prior to 2010) or the average closing price of the Company's stock for the ten trading days preceding the grant date (options granted in 2010) and have a contractual life of eight to ten years. Options and restricted stock generally vest in one to five years for executives and employees and one year for directors. The Company may either issue shares from treasury or new shares upon share option exercise.

Stock options are valued based on the market price of the Company's stock on the grant date, using a Black-Scholes option-pricing model. The expense associated with stock option awards is recorded on a straight-line basis over the vesting period, net of estimated forfeitures.

Share-based compensation expense for restricted share units and non-vested shares in the long-term incentive plans ("LTI Plans") and long-term compensation plan ("LTC Plan") is established using the market price of the Company's common stock on the date of grant.

The fair value of performance units granted under the LTI Plans is based on the market price of the Company's stock on the date of grant adjusted to reflect that the participants in the performance units do not

participate in dividends during the vesting period. The grant date fair value of performance shares awarded under the LTC Plan was estimated using a Monte Carlo simulation.

Management estimates the probable number of shares which will ultimately vest when calculating the share-based compensation expense for the LTI and LTC Plans. As of December 31, 2010, the Company's weighted average forfeiture rate is approximately 21%. The actual number of shares that vest may differ from management's estimate. Final award vesting and distribution of performance awards granted under the LTI and LTC Plans are determined based on the Company's actual performance versus the target goals for a three-year consecutive period as defined in each plan. Partial awards can be earned for performance less than the target goal, but in excess of minimum goals; and award distributions above the target can be achieved if the maximum goals are met or exceeded. The performance goals for the 2008 and 2009 LTI Plans are three-year cumulative net income and average return on total capital for the same three-year period. No share-based compensation expense was recorded during 2010 related to performance awards under the LTI Plans as performance goals are not expected to be met.

Under the 2010 LTC Plan, the potential award for the performance shares granted is dependent on the Company's relative total shareholder return ("RTSR"), which represents a market condition. RTSR is measured against a group of peer companies either in the metals industry or in the industrial products distribution industry. Compensation expense for performance awards containing a market condition is recognized regardless of whether the market condition is achieved to the extent the requisite service period condition is met.

Unless covered by a specific change-in-control or severance arrangement, participants to whom restricted stock units, performance shares and other non-vested shares have been granted must be employed by the Company on the vesting date or at the end of the performance period, respectively, or the award will be forfeited.

Fair Value of Financial Instruments — The three-tier value hierarchy the Company utilizes, which prioritizes the inputs used in the valuation methodologies, is:

> **Level 1**—Valuations based on quoted prices for identical assets and liabilities in active markets.
>
> **Level 2**—Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
>
> **Level 3**—Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants.

The fair value of cash, accounts receivable and accounts payable approximate their carrying values. The fair value of cash equivalents are determined using the fair value hierarchy described above. Cash equivalents of $6,350 and $7,656 at December 31, 2010 and 2009, respectively, consist of money market funds that are valued based on quoted prices in active markets and as a result are classified as Level 1. The Company's pension plan asset portfolio as of December 31, 2010 is primarily invested in fixed income securities, which generally fall within Level 2 of the fair value hierarchy. Fair value disclosures for fixed rate debt are determined using a market approach, which estimates fair value based on companies with similar credit quality and size of debt issuances.

New Accounting Standards Updates

Standards Updates Adopted

Effective January 1, 2010, the Company adopted Accounting Standards Update ("ASU") No. 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" ("ASU 2009-17"). The revised guidance amends the consolidation guidance that applies to a variable interest entity ("VIE"). The adoption of the ASU did not have an impact on the Company's financial position, results of operations and cash flows.

Standards Updates Issued Not Yet Effective

During December 2010, the FASB issued ASU No. 2010-29, "Disclosure of Supplementary Pro Forma Information for Business Combinations." The ASU is effective prospectively for business combinations whose acquisition date is at or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The ASU specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments to this guidance also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The adoption of the ASU will impact disclosures in future interim and annual financial statements issued if the Company enters into business combinations.

(2) Acquisition

On January 3, 2008, the Company acquired 100 percent of the outstanding capital stock of Metals U.K. Group ("Metals U.K."). The purchase was financed with debt. The acquisition of Metals U.K. was accounted for using the purchase method. Accordingly, the Company recorded the net assets at their estimated fair values. The operating results and the assets of Metals U.K. are included in the Company's Metals segment from the date of acquisition.

Metals U.K. is a distributor and processor of specialty metals primarily serving the oil and gas, aerospace, petrochemical and power generation markets worldwide. Metals U.K. has distribution and processing facilities in Blackburn and Letchworth, England. The acquisition of Metals U.K. will allow the Company to expand its global reach and service potential high growth industries.

The aggregate purchase price was $29,693, or $28,854, net of cash acquired, and represents the aggregate cash purchase price paid at closing, contingent consideration paid in January 2011, debt paid off at closing, and direct transaction costs. The premium paid in excess of the fair value of the net assets acquired was primarily for the ability to expand the Company's global reach, as well as to obtain Metals U.K.'s skilled, established workforce.

(3) Segment Reporting

The Company distributes and performs processing on both metals and plastics. Although the distribution processes are similar, the customer markets, supplier bases and types of products are different. Additionally, the Company's Chief Executive Officer, the chief operating decision-maker, reviews and manages these two businesses separately. As such, these businesses are considered reportable segments and are reported accordingly. Neither of the Company's reportable segments has any unusual working capital requirements.

In its Metals segment, the Company's marketing strategy focuses on distributing highly engineered specialty grades and alloys of metals as well as providing specialized processing services designed to meet very precise specifications. Core products include alloy, aluminum, stainless, nickel, titanium and carbon. Inventories of these products assume many forms such as plate, sheet, extrusions, round bar, hexagon bar, square and flat bar, tubing and coil. Depending on the size of the facility and the nature of the markets it serves, service centers are equipped as needed with bar saws, plate saws, oxygen and plasma arc flame cutting machinery, water-jet cutting, stress relieving and annealing furnaces, surface grinding equipment and sheet shearing equipment. This segment also performs various specialized fabrications for its customers through pre-qualified subcontractors that thermally process, turn, polish and straighten alloy and carbon bar.

The Company's Plastics segment consists exclusively of a wholly-owned subsidiary that operates as Total Plastics, Inc. ("TPI"), headquartered in Kalamazoo, Michigan, and its wholly-owned subsidiaries. The Plastics segment stocks and distributes a wide variety of plastics in forms that include plate, rod, tube, clear sheet, tape, gaskets and fittings. Processing activities within this segment include cut-to-length, cut-

to-shape, bending and forming according to customer specifications. The Plastics segment's diverse customer base consists of companies in the retail (point-of-purchase), marine, office furniture and fixtures, safety products, life sciences applications, transportation and general manufacturing industries. TPI has locations throughout the upper northeast and midwest regions of the U.S. and one facility in Florida from which it services a wide variety of users of industrial plastics.

The accounting policies of all segments are the same as described in *Note 1*. Management evaluates the performance of its business segments based on operating income.

The Company operates locations in the United States, Canada, Mexico, France, the United Kingdom, China and Singapore. No activity from any individual country outside the United States is material, and therefore, foreign activity is reported on an aggregate basis. Net sales are attributed to countries based on the location of the Company's subsidiary that is selling direct to the customer. Company-wide geographic data as of and for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Net sales			
United States	$ 757,052	$ 673,918	$ 1,236,355
All other countries	186,654	138,720	264,681
Total	$ 943,706	$ 812,638	$ 1,501,036
Long-lived assets			
United States	$ 67,427	$ 73,897	
All other countries	9,288	8,856	
Total	$ 76,715	$ 82,753	

Segment information as of and for the years ended December 31, 2010, 2009 and 2008 is as follows:

	Net Sales	Operating Income (Loss)	Total Assets	Capital Expenditures	Depreciation & Amortization
2010					
Metals segment	$ 841,067	$ (5,478)	$ 454,345	$ 6,815	$ 19,392
Plastics segment	102,639	3,559	47,128	757	1,257
Other	—	(7,419)	27,879	—	—
Consolidated	$ 943,706	$ (9,338)	$ 529,352	$ 7,572	$ 20,649
2009					
Metals segment	$ 726,221	$ (32,130)	$ 488,090	$ 8,456	$ 19,943
Plastics segment	86,417	282	46,443	293	1,348
Other	—	(5,281)	23,468	—	—
Consolidated	$ 812,638	$ (37,129)	$ 558,001	$ 8,749	$ 21,291
2008					
Metals segment	$ 1,384,859	$ 11,554	$ 602,897	$ 24,218	$ 22,040
Plastics segment	116,177	3,182	52,797	2,084	1,287
Other	—	(10,604)	23,340	—	—
Consolidated	$ 1,501,036	$ 4,132	$ 679,034	$ 26,302	$ 23,327

"Other" – Operating loss includes the costs of executive, legal and finance departments, which are shared by both the Metals and Plastics segments. The "Other" category's total assets consist of the Company's investment in joint venture.

Below are reconciliations of segment data to the consolidated financial statements:

	2010	2009	2008
Operating (loss) income	$ (9,338)	$ (37,129)	$ 4,132
Interest expense, net	(4,988)	(6,440)	(9,373)
Loss before income taxes and equity in earnings of joint venture	(14,326)	(43,569)	(5,241)
Equity in earnings of joint venture	5,585	402	8,849
Consolidated (loss) income before income taxes	$ (8,741)	$ (43,167)	$ 3,608

(4) Lease Agreements

The Company has operating and capital leases covering certain warehouse facilities, equipment, automobiles and trucks, with the lapse of time as the basis for all rental payments, and with a mileage factor included in the truck leases.

Future minimum rental payments under operating and capital leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2010, are as follows:

	Capital	Operating
2011	$ 399	$ 11,919
2012	181	11,034
2013	20	9,661
2014	—	9,002
2015	—	9,062
Later years	—	20,420
Total future minimum rental payments	$ 600	$ 71,098

Total rental payments charged to expense were $13,712 in 2010, $12,769 in 2009, and $13,049 in 2008. Lease extrication charges of $1,215 associated with the consolidation of two of the Company's facilities in the Metals segment were included in total rental payments charged to expense in 2010 within Warehouse, processing and delivery expense in the consolidated statements of operations. There were no lease extrication charges in 2009 and 2008. Total gross value of property, plant and equipment under capital leases was $2,667 and $2,796 in 2010 and 2009, respectively.

At December 31, 2010 and 2009, the Company had recorded deferred gains associated with sale leaseback transactions of $2,052 and $2,885, respectively, in other non-current liabilities. The current portion of the deferred gains associated with the sale leaseback transactions in the amount of $852 is included in accrued liabilities in the consolidated balance sheets at December 31, 2010 and 2009. The total rental expense associated with these leases for 2010, 2009 and 2008 was $1,527, $1,529 and $1,525, respectively.

(5) Employee Benefit Plans

Pension Plans

Substantially all employees who meet certain requirements of age, length of service and hours worked per year are covered by Company-sponsored pension plans and supplemental pension plan (collectively, the "pension plans"). These pension plans are defined benefit, noncontributory plans. Benefits paid to retirees are based upon age at retirement, years of credited service and average earnings. The Company also has a supplemental pension plan, which is a non-qualified, unfunded plan. The Company uses a December 31 measurement date for the pension plans.

During March 2008, the supplemental pension plan was amended and as a result, a curtailment gain of $472 was recognized at that time. Effective July 1, 2008, the Company-sponsored pension plans were frozen.

The assets of the Company-sponsored pension plans are maintained in a single trust account.

The Company's funding policy is to satisfy the minimum funding requirements of the Employee Retirement Income Security Act of 1974, commonly called ERISA.

Components of net periodic pension benefit cost are as follows:

	2010	2009	2008
Service cost	$ 623	$ 617	$ 2,057
Interest cost	7,456	7,511	7,216
Expected return on assets	(9,342)	(9,010)	(11,124)
Amortization of prior service cost	231	240	245
Amortization of actuarial loss	237	151	351
Net periodic pension credit, excluding impact of curtailment	$ (795)	$ (491)	$ (1,255)

The expected 2011 amortization of pension prior service cost and actuarial loss is $324 and $229, respectively.

The status of the plans at December 31, 2010 and 2009 are as follows:

	2010	2009
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$ 132,760	$ 123,208
Service cost	623	617
Interest cost	7,456	7,511
Plan change	819	—
Benefit payments	(6,057)	(5,744)
Actuarial loss	8,634	7,168
Projected benefit obligation at end of year	$ 144,235	$ 132,760
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 148,152	$ 145,572
Actual return on assets	15,675	8,109
Employer contributions	226	215
Benefit payments	(6,057)	(5,744)
Fair value of plan assets at end of year	$ 157,996	$ 148,152
Funded status – net prepaid	$ 13,761	$ 15,392
Amounts recognized in the consolidated balance sheets consist of:		
Prepaid pension cost	$ 18,580	$ 19,913
Accrued liabilities	(219)	(206)
Pension and postretirement benefit obligations	(4,600)	(4,315)
Net amount recognized	$ 13,761	$ 15,392
Pre-tax components of accumulated other comprehensive income (loss):		
Unrecognized actuarial loss	$ (17,782)	$ (15,717)
Unrecognized prior service cost	(2,266)	(1,679)
Total	$ (20,048)	$ (17,396)
Accumulated benefit obligation	$ 143,778	$ 132,349

For plans with an accumulated benefit obligation in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $4,819, $4,819 and $0, respectively, at December 31, 2010; and $4,522, $4,522 and $0, respectively, at December 31, 2009.

The assumptions used to measure the projected benefit obligations for the Company's defined benefit pension plans are as follows:

	2010	2009
Discount rate	5.25%	5.75%
Projected annual salary increases	0 - 3.00	0 - 3.00

The assumptions used to determine net periodic pension benefit costs are as follows:

	2010	2009	2008
Discount rate	5.75%	6.25%	6.25%
Expected long-term rate of return on plan assets	6.50	6.50	8.75
Projected annual salary increases	0 - 3.00	0 - 3.00	0 - 4.00

The assumption on expected long-term rate of return on plan assets for all years was based on a building block approach. The expected long-term rate of inflation and risk premiums for the various asset categories are based on the current investment environment. General historical market returns are used in the development of the long-term expected inflation rates and risk premiums. The target allocations of assets are used to develop a composite rate of return assumption.

The Company's pension plan weighted average asset allocations at December 31, 2010 and 2009, by asset category, are as follows:

	2010	2009
Fixed income securities	100%	96%
Real estate	—	3%
Other	—	1%
	100%	100%

The Company's pension plans' funds are managed in accordance with investment policies recommended by its investment advisor and approved by the Human Resources Committee of the Board of Directors. The overall target portfolio allocation is 100% fixed income securities. These funds' conformance with style profiles and performance is monitored regularly by management, with the assistance of the Company's investment advisor. Adjustments are typically made in the subsequent quarters when investment allocations deviate from the target range. The investment advisor provides quarterly reports to management and the Human Resource Committee of the Board of Directors.

The fair values of the Company's pension plan assets fall within the following levels of the fair value hierarchy as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Fixed income securities (1)	$ 4,884	$ 157,319	$ —	$ 162,203
Accounts payable – pending trades				(4,207)
Total				$ 157,996

(1) Fixed income securities are comprised of corporate bonds (75%), government bonds (13%), government agencies securities (9%) and other fixed income securities (3%). For 2010, fixed income assets were primarily classified as Level 2. For 2009, fixed income assets, which were substantially similar to those held in 2010, were incorrectly classified as Level 1 assets when originally reported and were not reclassified as Level 2 assets in this presentation.

The fair values of the Company's pension plan assets fall within the following levels of the fair value hierarchy as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Fixed income securities (1)	$ 141,734	$ —	$ —	$ 141,734
Real estate (2)	—	—	4,863	4,863
Other (3)	—	1,555	—	1,555
Total	$ 141,734	$ 1,555	$ 4,863	$ 148,152

(1) Includes corporate and U.S. government debt securities.
(2) Includes investments in real estate investment trusts that invest in a variety of property types in geographically diverse markets across the U.S.
(3) Primarily interest rate swaps.

The following table represents the change in fair value of Level 3 assets:

	2010	2009
Fair value as of January 1	$ 4,863	$ 7,319
Income earned, net	60	11
Realized gain	376	—
Unrealized loss	—	(2,467)
Purchases, sales, issuances and settlements, net	(5,299)	—
Fair value as of December 31	$ —	$ 4,863

The estimated future pension benefit payments are:

2011	$ 6,843
2012	7,106
2013	7,536
2014	7,789
2015	8,479
2016 — 2020	47,577

Postretirement Plan

The Company also provides declining value life insurance to its retirees and a maximum of three years of medical coverage to qualified individuals who retire between the ages of 62 and 65. The Company does not fund these benefits in advance, and uses a December 31 measurement date.

Components of net periodic postretirement benefit cost for 2010, 2009 and 2008 were as follows:

	2010	2009	2008
Service cost	$ 177	$ 169	$ 151
Interest cost	219	224	207
Amortization of prior service cost	29	47	47
Amortization of actuarial gain	(16)	(16)	(18)
Net periodic postretirement benefit cost	$ 409	$ 424	$ 387

The expected 2010 amortization of postretirement prior service cost and actuarial gain are insignificant.

The status of the postretirement benefit plans at December 31, 2010 and 2009 were as follows:

	2010	2009
Change in accumulated postretirement benefit obligations:		
Accumulated postretirement benefit obligation at beginning of year..	$ 3,919	$ 3,687
Service cost	177	169
Interest cost	219	224
Benefit payments	(200)	(129)
Actuarial (gain) loss	224	(32)
Accumulated postretirement benefit obligation at end of year	$ 4,339	$ 3,919
Funded status – net liability	$ (4,339)	$ (3,919)
Amounts recognized in the consolidated balance sheets consist of:		
Accrued liabilities	$ (231)	$ (206)
Pension and postretirement benefit obligations	(4,108)	(3,713)
Net amount recognized	$ (4,339)	$ (3,919)
Pre-tax components of accumulated other comprehensive income (loss):		
Unrecognized actuarial gain	$ 276	$ 515
Unrecognized prior service cost	—	(28)
Total	$ 276	$ 487

The assumed health care cost trend rates for medical plans at December 31 were as follows:

	2010	2009	2008
Medical cost trend rate	8.00%	9.00%	10.00%
Ultimate medical cost trend rate	5.00	5.00	5.00
Year ultimate medical cost trend rate will be reached	2013	2013	2013

A 1% increase in the health care cost trend rate assumptions would have increased the accumulated postretirement benefit obligation at December 31, 2010 by $286 with no significant impact on the annual periodic postretirement benefit cost. A 1% decrease in the health care cost trend rate assumptions would have decreased the accumulated postretirement benefit obligation at December 31, 2010 by $258 with no significant impact on the annual periodic postretirement benefit cost. The weighted average discount rate used to determine the accumulated postretirement benefit obligation was 5.25% in 2010 and 5.75% in 2009. The weighted average discount rate used in determining net periodic postretirement benefit costs were 5.75% in 2010 and 6.25% in 2009 and 2008.

Retirement Savings Plan

Effective July 1, 2008, the Company revised the provisions of its retirement savings plan for the benefit of salaried and other eligible employees (including officers). The Company's plan includes features under Section 401(k) of the Internal Revenue Code. The plan includes a provision whereby the Company makes a matching contribution on the first 6% of considered earnings that each employee contributes ("the matching contribution"). The plan also includes a supplemental contribution (the "supplemental contribution") feature whereby a fixed contribution of considered earnings is deposited into each employee's 401(k) account each pay period, regardless of whether the employee participates in the plan. Company contributions cliff vest after two years of employment.

Due to cost reduction measures implemented by management during April 2009, the Company's matching contribution and supplemental contribution were suspended. During April 2010, the Company's 401(k) matching contribution on eligible employee contributions was reinstated together with a portion of the supplemental contribution.

The amounts expensed are summarized below:

	2010	2009	2008
Supplemental contributions and 401(k) match	$ 1,634	$ 2,060	$ 3,161

(6) Joint Venture

Kreher Steel Co., LLC ("Kreher") is a 50% owned joint venture of the Company. It is a metals distributor of bulk quantities of alloy, special bar quality and stainless steel bars, headquartered in Melrose Park, Illinois.

The following information summarizes the Company's participation in the joint venture as of and for the year ended December 31:

	2010	2009	2008
Equity in earnings of joint venture	$ 5,585	$ 402	$ 8,849
Investment in joint venture	27,879	23,468	23,340
Sales to joint venture...	973	486	568
Purchases from joint venture	223	118	1,040

The following information summarizes financial data for this joint venture as of and for the year ended December 31:

	2010	2009	2008
Revenues	$ 188,107	$ 108,963	$ 221,753
Net income	11,170	803	17,698
Current assets	71,611	50,604	64,550
Non-current assets	17,880	17,661	19,184
Current liabilities	32,828	19,852	34,864
Non-current liabilities	2,872	3,137	3,428
Members' equity	53,791	45,275	45,442
Capital expenditures	2,271	249	2,628
Depreciation and amortization	1,720	1,830	1,597

(7) Income Taxes

Income (loss) before income taxes and equity in earnings of joint venture generated by the Company's U.S. and non-U.S. operations were as follows:

	2010	2009	2008
U.S	$ (19,420)	$ (40,465)	$ (13,425)
Non-U.S...	5,094	(3,104)	8,184

The Company's income tax (benefit) expense is comprised of the following:

	2010	2009	2008
Federal – current	$ 6,823	$ (27,641)	$ 25,943
– deferred	(11,270)	14,611	(11,025)
State – current	17	(752)	2,827
– deferred	(186)	(1,396)	(2,381)
Foreign – current	1,464	970	5,498
– deferred	51	(2,056)	(172)
	$ (3,101)	$(16,264)	$ 20,690

The reconciliation between the Company's effective tax rate on income and the U.S. federal income tax rate of 35% is as follows:

	2010	2009	2008
Federal income tax at statutory rates	$ (5,014)	$ (15,248)	$ (1,834)
State income taxes, net of federal income tax benefits	(313)	(1,561)	95
Federal and state income tax on joint venture	2,158	154	3,460
Impairment of goodwill	—	475	20,601
Rate differential on foreign income	(755)	—	(1,253)
Tax on permanent differences	326	525	(633)
Unrecognized tax benefits	424	(1,422)	705
Other	73	813	(451)
Income tax (benefit) expense	$ (3,101)	$ (16,264)	$ 20,690
Effective income tax expense rate	21.7%	37.3%	(394.8%)

Significant components of the Company's deferred tax liabilities and assets are as follows:

	2010	2009
Deferred tax liabilities:		
Depreciation	$ 5,634	$ 7,895
Inventory	5,364	13,249
Pension	6,940	7,480
Intangible assets and goodwill	21,464	23,510
Total deferred tax liabilities	$ 39,402	$ 52,134
Deferred tax assets:		
Postretirement benefits	$ 3,365	$ 3,102
Deferred compensation	1,156	637
Deferred gain	603	950
Impairments	1,430	803
Net operating loss carryforward	2,329	3,713
Other, net	1,304	1,191
Total deferred tax assets	$ 10,187	$ 10,396
Net deferred tax liabilities	$ 29,215	$ 41,738

As of December 31, 2010 and December 31, 2009, the Company had estimated federal net operating losses ("NOLs") of $1,557 and $40,613, respectively, available to offset past and future federal taxable income. These NOLs expire in year 2030. The Company believes it will be able to carryback all of the federal NOLs to prior years.

As of December 31, 2010 and December 31, 2009, the Company had estimated state NOLs of $12,165 and $40,613, respectively. The state NOLs expire in years 2015 to 2030.

As of December 31, 2010 and December 31, 2009, the Company had estimated foreign NOLs of $3,359 and $8,779, respectively. Foreign NOLs of $85 expire in year 2030 and $3,274 of the foreign NOLs do not expire. The Company believes it will be able to carryback the $85 of expiring foreign NOLs to prior years.

Based on all available evidence, including historical and forecasted financial results, the Company determined that it is more likely than not that the state and foreign NOLs that have expiration dates will be realized due to the fact that the Company anticipates it will be able to have sufficient earnings in future years to use the NOL carryforwards prior to expiration. To the extent that the Company does not generate sufficient state or foreign taxable income within the statutory carryforward periods to utilize the NOL carryforwards in the respective jurisdictions, they will expire unused. However, based upon all available evidence, the Company has concluded that it will utilize these NOL carryforwards prior to the expiration period.

The following table shows the net change in the Company's unrecognized tax benefits:

	2010	2009	2008
Balance as of January 1	$ 726	$ 2,273	$ 1,754
Increases (decreases) in unrecognized tax benefits:			
Due to tax positions taken in prior years	729	272	169
Due to tax positions taken during the current year	44	—	350
Due to settlement with tax authorities	(34)	(1,187)	—
Due to expiration of statute	—	(632)	—
Balance as of December 31	$ 1,465	$ 726	$ 2,273

Unrecognized tax benefits of $950, $468 and $1,775 would impact the effective tax rate if recognized as of December 31, 2010, 2009 and 2008, respectively. The Company had accrued interest and penalties related to unrecognized tax benefits of $171 and $87 at December 31, 2010 and 2009, respectively. The interest and penalties recorded by the Company were insignificant for the years ended December 31, 2010, 2009 and 2008. It is reasonably possible that the gross unrecognized tax benefits may decrease within the next 12 months by a range of approximately $0 to $650.

During 2009 the statute expired on an unrecognized tax benefit for a pre-acquisition period of one of the Company's subsidiaries. The reversal of the reserve for this unrecognized tax benefit was recorded as a component of overall income tax benefit for the year ended December 31, 2009.

The Company or its subsidiaries files income tax returns in the U.S., 29 states and 7 foreign jurisdictions. During 2009, the Internal Revenue Service ("IRS") completed the examination of the Company's 2005 and 2006 U.S. federal income tax returns. In connection with this examination, the Company settled with the IRS regarding certain tax positions including the Company's federal income tax inventory costing methodologies. As a result of the settlement, the Company did not recognize a significant amount of additional tax expense during the year ended December 31, 2009. The tax years 2007 through 2010 remain open to examination by the major taxing jurisdictions to which the Company is subject.

(8) Goodwill and Intangible Assets

The changes in carrying amounts of goodwill during the years ended December 31, 2010 and 2009 were as follows:

	2010			2009		
	Metals Segment	Plastics Segment	Total	Metals Segment	Plastics Segment	Total
Balance as of January 1						
Goodwill	$ 97,316	$ 12,973	$ 110,289	$ 97,208	$ 12,973	$ 110,181
Accumulated impairment losses	(60,217)	—	(60,217)	(58,860)	—	(58,860)
	$ 37,099	$ 12,973	$ 50,072	$ 38,348	$ 12,973	$ 51,321
Acquisition of Metals U.K.	—	—	—	—	—	—
Impairment losses	—	—	—	(1,357)	—	(1,357)
Currency valuation	38	—	38	108	—	108
Balance as of December 31						
Goodwill	97,354	12,973	110,327	97,316	12,973	110,289
Accumulated impairment losses	(60,217)	—	(60,217)	(60,217)	—	(60,217)
	$ 37,137	$ 12,973	$ 50,110	$ 37,099	$ 12,973	$ 50,072

The Company's annual test for goodwill impairment is completed as of January 1st each year. Based on its January 1, 2010 test, the Company determined that there was no impairment of goodwill.

During the fourth quarter of 2009, the Company thoroughly reviewed its long-term forecasts as part of its annual budgeting process. As a result of this process, the Company determined that it was more likely than not that goodwill was impaired and therefore, the Company performed an interim goodwill impairment analysis as of December 31, 2009. The Company recorded a non-cash charge of $1,357 related to the Oil & Gas reporting unit during the fourth quarter of 2009. The charge was non-deductible for tax purposes.

During the fourth quarter of 2008, the Company determined that the weakening of the U.S. economy and the global credit crisis resulted in a reduction of the Company's market capitalization below its total shareholder's equity value for a sustained period of time, which was an indication that it was more likely than not that goodwill was impaired. As a result, the Company performed an interim goodwill impairment analysis as of December 31, 2008. The Company recorded a non-cash charge of $58,860 for goodwill impairment during the fourth quarter of 2008. The charge was non-deductible for tax purposes. Of this amount, $49,823 and $9,037 related to the Aerospace and Metals U.K. reporting units, respectively, within the Metals segment.

The following summarizes the components of intangible assets at December 31, 2010 and 2009:

	2010		2009	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer relationships	$ 69,452	$ 28,025	$ 69,549	$ 21,435
Non-compete agreements	2,888	2,888	2,938	2,477
Trade name	378	378	378	378
Total	$ 72,718	$ 31,291	$ 72,865	$ 24,290

The weighted-average amortization period for the intangible assets is 10.5 years, 10.8 years for customer relationships and 3 years for non-compete agreements. Substantially all of the Company's intangible assets

were acquired as part of the acquisitions of Transtar on September 5, 2006 and Metals U.K. on January 3, 2008.

For the years ended December 31, 2010, 2009, and 2008, the aggregate amortization expense was $7,071, $7,441 and $8,271, respectively.

The following is a summary of the estimated annual amortization expense for each of the next 5 years:

2011	$ 6,614
2012	6,142
2013	6,142
2014	6,142
2015	6,142

(9) Debt

Short-term and long-term debt consisted of the following at December 31, 2010 and 2009:

	2010	2009
SHORT-TERM DEBT		
U.S. Revolver A (a)	$ —	$ 5,000
Trade acceptances (c)	—	8,720
Total short-term debt	—	13,720
LONG-TERM DEBT		
6.76% insurance company loan due in scheduled installments through 2015 (b)	42,835	50,026
U.S. Revolver B (a)	25,704	24,246
Other, primarily capital leases	600	1,192
Total long-term debt	69,139	75,464
Less current portion	(8,012)	(7,778)
Total long-term portion	61,127	67,686
TOTAL SHORT-TERM AND LONG-TERM DEBT	$ 69,139	$ 89,184

(a) The Company's amended and Restated Credit Agreement (the "2008 Senior Credit Facility") provides a $230,000 five-year secured revolver consisting of (i) a $170,000 revolving "A" loan (the "U.S. Revolver A"), (ii) a $50,000 multicurrency revolving "B" loan (the "U.S. Revolver B" and with the U.S. Revolver A, the "U.S. Facility"), and (iii) a Canadian dollar $9,784 revolving loan (corresponding to $10,000 in U.S. dollars as of the amendment closing date; availability expressed in U.S. dollars changes based on movement in the exchange rate between the Canadian dollar and U.S. dollar) (the "Canadian Facility"). The maturity date of the 2008 Senior Credit Facility is January 2, 2013. The obligations of the U.K. subsidiary under the U.S. Revolver B are guaranteed by the Company and its material domestic subsidiaries (the "Guarantee Subsidiaries") pursuant to a U.K. Guarantee Agreement entered into by the Company and the Guarantee Subsidiaries on January 2, 2008.

The U.S. Facility is guaranteed by the material domestic subsidiaries of the Company and is secured by substantially all of the assets of the Company and its domestic subsidiaries. The obligations of the Company rank pari passu in right of payment with the Company's long-term notes. The U.S. Facility contains a letter of credit sub-facility providing for the issuance of letters of credit up to $20,000. Depending on the type of borrowing selected by the Company, the applicable interest rate for loans under the U.S. Facility is calculated as a per annum rate equal to (i) LIBOR plus a variable margin or (ii) "Base Rate", which is the greater of the U.S. prime rate or the federal funds effective rate plus 0.5%, plus a variable margin. The margin on LIBOR or Base Rate loans may fall or rise as set forth in the 2008 Senior Credit Facility depending on the Company's debt-to-capital ratio as calculated on a quarterly basis.

The Canadian Facility is guaranteed by the Company and is secured by substantially all of the assets of the Canadian subsidiary. The Canadian Facility provides for a letter of credit sub-facility providing for the issuance of letters of credit in an aggregate amount of up to Canadian dollar $2,000. Depending on the type of borrowing selected by the Canadian subsidiary, the applicable interest rate for loans under the Canadian Facility is calculated as a per annum rate equal to (i) for loans drawn in U.S. dollars, the rate plus a variable margin is the same as the U.S. Facility and (ii) for loans drawn in Canadian dollars, the applicable Canadian Deposit Offer Rate ("CDOR") rate for banker's acceptances of the applicable face value and tenor or the greater of (a) the Canadian prime rate or (b) the one-month CDOR rate plus 0.5%. The margin on the loans drawn under the Canadian Facility may fall or rise as set forth in the agreement depending on the Company's debt-to-total capital ratio as calculated on a quarterly basis.

The U.S. Facility and the Canadian Facility are each an asset-based loan with a borrowing base that fluctuates primarily with the Company's and the Canadian subsidiary's receivable and inventory levels.

The covenants and events of default contained in the 2008 Senior Credit Facility, including financial covenants, match those set forth in the Company's long-term note agreements. These covenants limit certain matters, including the incurrence of liens, the sale of assets, and mergers and consolidations, and include a maximum debt-to-working capital ratio, a maximum debt-to-total capital ratio and a minimum net worth provision. There is also a provision to release liens on the assets of the Company and all of its subsidiaries should the Company achieve an investment grade credit rating. The events of default include the failure to pay principal or interest when due, failure to comply with covenants and other agreements, defaults under other material debt instruments of the Company or its subsidiaries, certain judgments against the Company or its subsidiaries or events of bankruptcy involving the Company or its subsidiaries, the failure of the guarantees or security documents to be in full force and effect or a default under those agreements, or the Company's entry into a receivables securitization facility. Upon the occurrence of an event of default, the Company's obligations under the agreements may be accelerated.

The U.S. Revolver A is classified as short-term based on the Company's ability and intent to repay amounts outstanding under this instrument within the next 12 months. U.S. Revolver B is classified as long-term as the Company's cash projections indicate that amounts outstanding (which are denominated in British pounds) under this instrument are not expected to be repaid within the next 12 months. The Company had availability of $72,701 under its U.S. Revolver A and $24,296 under its U.S. Revolver B as of December 31, 2010. The Company's Canadian subsidiary had availability of $9,829 in U.S. dollars. The weighted average interest rate for borrowings under the U.S. Revolver A and U.S. Revolver B for the year ended December 31, 2010 was 2.78% and 1.55%, respectively. The weighted average interest rate under the Canadian Revolver for the year ended December 31, 2010 was 0.21% and represents unused credit line fees.

(b) On November 17, 2005, the Company entered into a ten year note agreement (the "Note Agreement") with an insurance company and its affiliate pursuant to which the Company issued and sold $75,000 aggregate principal amount of the Company's 6.26% senior secured notes due in scheduled installments through November 17, 2015 (the "Notes"). On January 2, 2008, the Company and its material domestic subsidiaries entered into a Second Amendment with its insurance company and affiliate to amend the covenants on the Notes so as to be substantially the same as the 2008 Senior Credit Facility.

Interest on the Notes accrues at the rate 6.76% annually, payable semi-annually. This rate will remain in effect until the Company achieves an investment grade credit rating on its senior indebtedness, at which time the interest rate on the Notes reverts back to 6.26%.

The Company's annual debt service requirements under the Notes, including annual interest payments, will approximate $10,223 to $10,510 per year over their remaining term. The Notes may not be prepaid without a premium.

The Notes are senior secured obligations of the Company and are pari passu in right of payment with the Company's other senior secured obligations, including the 2008 Senior Credit Facility. The Notes are secured, on an equal and ratable basis with the Company's obligations under the 2008 Senior Credit Facility,

by first priority liens on all of the Company's and its U.S. subsidiaries' material assets and a pledge of all of the Company's equity interests in certain of its subsidiaries. The Notes are guaranteed by all of the Company's material U.S. subsidiaries.

(c) A trade acceptance purchase agreement which was a 364-day facility expired by its terms on August 27, 2010. The outstanding trade acceptances were paid in their entirety on their respective maturity dates during the fourth quarter of 2010.

Aggregate annual principal payments required on the Company's total long-term debt for each of the next five years and beyond are as follows:

2011	$ 8,012
2012	8,181
2013	34,319
2014	9,052
2015	9,575
2016 and beyond	—
Total debt	$ 69,139

Net interest expense reported on the consolidated statements of operations was reduced by interest income from investment of excess cash balances of $201 in 2010, $163 in 2009 and $841 in 2008.

The fair value of the Company's fixed rate debt as of December 31, 2010, including current maturities, was estimated to be $42,300 compared to a carrying value of $42,835. The fair value of the fixed rate debt was determined using a market approach, which estimates fair value based on companies with similar credit quality and size of debt issuances. As of December 31, 2010, the estimated fair value of the Company's debt outstanding under its revolving credit facility is $23,627, assuming the current amount of debt outstanding at the end of the year was outstanding until the maturity of the Company's facility in January 2013. Although borrowings could be materially greater or less than the current amount of borrowings outstanding at the end of the year, it is not practical to estimate the amounts that may be outstanding during the future periods since there is no predetermined borrowing or repayment schedule. The estimated fair value of the Company's debt outstanding under its revolving credit facility is lower than the carrying value of $25,704 since the terms of this facility are more favorable than those that might be expected to be available in the current lending environment.

As of December 31, 2010, the Company remained in compliance with the covenants of its financing agreements, which require it to maintain certain funded debt-to-capital and working capital-to-debt ratios and a minimum adjusted consolidated net worth as defined within the agreements.

(10) Share-based Compensation

The Company accounts for its share-based compensation arrangements by recognizing compensation expense for the fair value of the share awards granted ratably over their vesting period. The consolidated compensation cost recorded for the Company's share-based compensation arrangements was $2,411, $1,370 and $454 for 2010, 2009 and 2008, respectively. The total income tax benefit recognized in the consolidated statements of operations for share-based compensation arrangements was $831, $530 and $177 in 2010, 2009 and 2008, respectively. All compensation expense related to share-based compensation arrangements is recorded in sales, general and administrative expense. The unrecognized compensation cost as of December 31, 2010 associated with all share-based payment arrangements is $4,075 and the weighted average period over which it is to be expensed is 1.5 years.

Restricted Stock, Stock Option and Equity Compensation Plans – The Company maintains certain long-term stock incentive and stock option plans for the benefit of officers, directors and other key management employees. A summary of the authorized shares under these plans is detailed below:

Plan Description	Authorized Shares
1995 Directors Stock Option Plan	188
1996 Restricted Stock and Stock Option Plan	938
2000 Restricted Stock and Stock Option Plan	1,200
2004 Restricted Stock, Stock Option and Equity Compensation Plan	1,350
2008 Restricted Stock, Stock Option and Equity Compensation Plan (amended and restated as of December 9, 2010)	2,000

Long-Term Compensation and Incentive Plans

On March 18, 2010, the Human Resources Committee (the "Committee") of the Board of Directors of the Company approved equity awards under the Company's 2010 Long-Term Compensation Plan ("2010 LTC Plan") for executive officers and other select personnel. The 2010 LTC Plan awards included restricted stock units ("RSUs"), performance share units, and stock options. All 2010 LTC Plan awards are subject to the terms of the Company's 2008 Restricted Stock, Stock Option and Equity Compensation Plan, amended and restated as of December 9, 2010. In addition to the 2010 LTC Plan, the Company maintains 2008 and 2009 Long-Term Incentive Plans ("LTI Plans") for executive officers and other select personnel under which they may receive share-based awards.

Unless covered by a specific change-in-control or severance agreement, participants to whom RSUs, performance shares and other non-vested shares have been granted must be employed by the Company on the vesting date or at the end of the performance period, respectively, or the award will be forfeited. However, for stock option awards, unless a participant is covered by a specific change-in-control or severance agreement, options are forfeited in the event of the termination of employment other than by reason of disability or a retirement.

Compensation expense is recognized based on management's estimate of the total number of share-based awards expected to vest at the end of the service period.

Restricted Share Units and Non-Vested Shares

The RSUs granted under the 2010 LTC Plan will cliff vest on December 31, 2012. Each RSU that becomes vested entitles the participant to receive one share of the Company's common stock. The number of shares delivered may be reduced by the number of shares required to be withheld for federal and state withholding tax requirements (determined at the market price of Company shares at the time of payout). The Company's 2009 LTI Plan also included issuance of approximately 187 non-vested share awards which cliff vest on December 31, 2011. Approximately 155 shares associated with the 2009 LTI Plan are outstanding as of December 31, 2010. The remaining outstanding non-vested share balance primarily consists of shares issued to the Board of Directors during the second quarter of 2010. The Director shares vest during the second quarter of 2011.

The fair value of the RSUs and non-vested shares is established using the market price of the Company's stock on the date of grant.

A summary of the RSU and non-vested share activity is as follows:

	Shares		Units	
	Shares	Weighted-Average Grant Date Fair Value	Units	Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2010	262	$ 10.76	—	—
Granted	48	$ 17.88	150	$ 12.07
Forfeited	(22)	$ 6.37	(9)	$ 12.07
Vested	(54)	$ 11.19	—	
Outstanding at December 31, 2010	234	$ 13.52	141	$ 12.07
Expected to vest at December 31, 2010	224	$ 13.73	126	$ 12.07

The unrecognized compensation cost as of December 31, 2010 associated with RSU and non-vested share awards is $1,834. The total fair value of shares vested during the years ended December 31, 2010, 2009 and 2008 was $600, $1,392 and $665, respectively. The fair value of the non-performance based restricted stock awards is established using the market price of the Company's stock on the date of grant.

Performance Shares

Under the 2010 LTC Plan, the potential award for the performance shares granted is dependent on the Company's relative total shareholder return ("RTSR"), which represents a market condition, over a three-year performance period, beginning January 1, 2010 and ending December 31, 2012. RTSR is measured against a group of peer companies either in the metals industry or in the industrial products distribution industry (the "RTSR Peer Group"). The 2010 LTC Plan provides with respect to performance shares for (1) a threshold level up to which the threshold level of performance shares will vest, a target performance level at which the target number of performance shares will vest, a maximum performance level at or above which the maximum number of performance shares will vest, and pro rata vesting between the threshold and maximum performance levels and (2) minimum and maximum vesting opportunities ranging from one-half up to two times the target number. The threshold, target and maximum performance levels for RTSR are the 25th, 50th and 75th percentile, respectively, relative to RTSR Peer Group performance. The number of performance shares, if any, that vest based on the performance achieved during the three-year performance period, will vest at the end of the three-year performance period. Compensation expense for performance awards containing a market condition is recognized regardless of whether the market condition is achieved to the extent the requisite service period condition is met. Each performance share that becomes vested entitles the participant to receive one share of the Company's common stock. The number of shares delivered may be reduced by the number of shares required to be withheld for federal and state withholding tax requirements (determined at the market price of Company shares at the time of payout).

The grant date fair value of $12.26 for each performance share awarded under the 2010 LTC Plan was estimated using a Monte Carlo simulation with the following assumptions:

	2010
Expected volatility	61.6%
Risk-free interest rate	1.45%
Expected life (in years)	2.8
Expected dividend yield	—

Final award vesting and distribution of performance awards granted under the 2009 and 2008 LTI Plans are determined based on the Company's actual performance versus the target goals for a three-year consecutive period (as defined in the 2008 and 2009 Plans). Partial performance awards can be earned for performance

less than the target goal, but in excess of minimum goals; and award distributions twice the target can be achieved if the maximum goals are met or exceeded. The performance goals are three-year cumulative net income and average return on total capital for the same three-year period. Compensation expense recognized is based on management's expectation of future performance compared to the pre-established performance goals. If the performance goals are not expected to be met under the LTI Plans, no compensation expense is recognized and any previously recognized compensation expense is reversed. The grant date fair-value of performance awards under the 2008 and 2009 LTI Plans was established using the market price of the Company's stock on the date of grant.

The status of performance shares that have been awarded as part of the active LTC and LTI Plans is summarized below as of December 31, 2010:

Plan Year	Grant Date Fair Value	Estimated Number of Performance Shares to be Issued	Maximum Number of Performance Shares that could Potentially be Issued
2010 LTC Plan	$12.26	147	283
2009 LTI Plan.................	$ 5.66	—	619
2008 LTI Plan.................	$22.90 - $28.17	—	317

As of December 31, 2010, the Company exceeded the threshold level at which shares would vest for the 2010 LTC Plan.

The unrecognized compensation cost as of December 31, 2010 associated with the 2010 LTC Plan performance shares is $1,109.

Stock Options

The stock options issued under the 2010 LTC Plan vest and become exercisable three years from the date of the grant. The term of the options is eight years. The exercise price of the options is $12.79 per share (which is based on the average closing price of the Company's common stock for the 10 trading days preceding the date on which the options were granted).

The grant date fair value of $5.71 per share was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2010
Expected volatility..	58.5%
Risk-free interest rate	2.3%
Expected life (in years)...	5.5
Expected dividend yield..	1.2%

A summary of the stock option activity is as follows:

	Shares	Weighted Average Exercise Price	Intrinsic Value	Weighted Average Remaining Contractual Life
Stock options outstanding at January 1, 2010	239	$ 11.37		
Granted	303	$ 12.79		
Exercised	(52)	$ 10.99		
Forfeited	(17)	$ 12.79		
Expired	(2)	$ 10.00		
Stock options outstanding at December 31, 2010	471	$ 12.28	$ 3,089	5.7 years
Stock options exercisable at December 31, 2010.....	185	$ 11.48	$ 1,485	3.2 years
Stock options vested or expected to vest as of December 31, 2010	440	$ 12.24	$ 2,914	5.6 years

The total intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008, was $219, $0 and $677, respectively. The unrecognized compensation cost as of December 31, 2010 associated with stock options is $1,132.

Deferred Compensation Plan

The Company maintains a Board of Director's Deferred Compensation Plan for directors who are not officers of the Company. Under this plan, directors have the option to defer payment of their retainer into either a stock equivalent unit account or an interest account. Disbursement of the interest account and the stock equivalent unit account can be made only upon a director's resignation, retirement or death, or otherwise as a lump sum or in installments on one or more distribution dates at the directors election made at the time of the election to defer compensation. Disbursement is generally made in cash, but the stock equivalent unit account disbursement may be made in common shares at the director's option. Fees deferred into the stock equivalent unit account are a form of share-based payment and are accounted for as a liability award which is re-measured at fair value at each reporting date. As of December 31, 2010, a total of 31 common share equivalent units are included in the director stock equivalent unit accounts. Compensation benefit related to the fair value re-measurement associated with this plan for the years ended December 31, 2010, 2009 and 2008 was $142, $90 and $396, respectively.

(11) Commitments and Contingent Liabilities

As of December 31, 2010, the Company had $2,898 of irrevocable letters of credit outstanding which primarily consisted of $2,248 for compliance with the insurance reserve requirements of its workers' compensation insurance carriers.

The Company is a defendant in several lawsuits arising from the operation of its business. These lawsuits are incidental and occur in the normal course of the Company's business affairs. It is the opinion of the management, based on current knowledge that no uninsured liability will result from the outcome of this litigation that would have a material adverse effect on the consolidated results of operations, financial condition or cash flows of the Company.

(12) Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss as reported in the consolidated balance sheets as of December 31, 2010 and 2009 was comprised of the following:

	2010	2009
Foreign currency translation losses	$ (3,750)	$ (3,214)
Unrecognized pension and postretirement benefit costs, net of tax	(12,062)	(10,314)
Total accumulated other comprehensive loss	$ (15,812)	$ (13,528)

(13) Selected Quarterly Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2010				
Net sales	$ 222,996	$ 240,132	$ 244,938	$ 235,640
Gross profit (a)	19,899	26,090	27,111	25,785
Net (loss) income	(4,622)	408	72	(1,498)
Basic (loss) earnings per share	$ (0.20)	$ 0.02	$ 0.00	$ (0.07)
Diluted (loss) earnings per share	$ (0.20)	$ 0.02	$ 0.00	$ (0.07)
Common stock dividends declared	$ —	$ —	$ —	$ —
2009				
Net sales	$ 252,244	$ 195,103	$ 183,960	$ 181,331
Gross profit (a)	33,722	18,275	14,980	3,390
Net income (loss)	480	(5,521)	(6,337)	(15,525)
Basic earnings (loss) per share	$ 0.02	$ (0.24)	$ (0.28)	$ (0.68)
Diluted earnings (loss) per share	$ 0.02	$ (0.24)	$ (0.28)	$ (0.68)
Common stock dividends declared	$ 0.06	$ —	$ —	$ —

(a) Gross profit equals net sales minus cost of materials, warehouse, processing, and delivery costs and less depreciation and amortization expense.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of A.M. Castle & Co.
Franklin Park, Illinois

We have audited the accompanying consolidated balance sheets of A.M. Castle & Co. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of A.M. Castle & Co. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2011, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP

Chicago, Illinois
March 11, 2011

ITEM 9 — *Changes In and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

ITEM 9A — *Controls & Procedures*

Disclosure Controls and Procedures

A review and evaluation was performed by the Company's management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) of the Security Exchange Act of 1934). Based upon that review and evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2010.

(a) Management's Annual Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the Securities Exchange Act of 1934 rule 240.13a-15(f). The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Internal control over financial reporting, no matter how well designed, has inherent limitations and may not prevent or detect misstatements. Therefore, even effective internal control over financial reporting can only provide reasonable assurance with respect to the financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company, under the direction of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2010 based upon the framework published by the Committee of Sponsoring Organizations of the Treadway Commission, referred to as the Internal Control - Integrated Framework.

Based on our evaluation under the framework in Internal Control — Integrated Framework, the Company's management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their attestation report included in Item 9A of this annual report.

(b) Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of A.M. Castle & Co.
Franklin Park, Illinois

We have audited the internal control over financial reporting of A.M. Castle & Co. and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated March 11, 2011, expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP

Chicago, Illinois
March 11, 2011

(c) Change in Internal Control Over Financial Reporting

An evaluation was performed by the Company's management, including the CEO and CFO, of any changes in internal controls over financial reporting that occurred during the last fiscal quarter and that materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting. The evaluation did not identify any change in the Company's internal control over financial reporting that occurred during the latest fiscal quarter and that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

Item 9B — *Other Information*

None.

PART III

ITEM 10 — *Directors, Executive Officers and Corporate Governance*

Information regarding our executive officers is included under the heading "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K. All additional information required to be filed in Part III, Item 10, Form 10-K, has been included in the sections of the Company's Definitive Proxy Statement for its 2011 annual meeting of shareholders (fiscal 2010 Proxy Statement) dated and to be filed with the Securities and Exchange Commission on or about March 23, 2011, entitled "Proposal 1- Election of Directors," "Certain Governance Matters," and "Section 16(A) Beneficial Ownership Reporting Compliance," and is hereby incorporated by this specific reference.

ITEM 11 — *Executive Compensation*

All information required to be filed in Part III, Item 11, Form 10-K, has been included in the sections of the fiscal 2010 Proxy Statement entitled "Compensation Discussion and Analysis," "Report of the Human Resources Committee," "Non-Employee Director Compensation," and "Executive Compensation and Other Information" and is hereby incorporated by this specific reference.

ITEM 12 — *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required to be filed in Part III, Item 12, Form 10-K, has been included in the sections of the fiscal 2010 Proxy Statement entitled "Stock Ownership of Directors, Management and Principal Stockholders" and "Equity Compensation Plan Information" and is hereby incorporated by this specific reference.

ITEM 13 — *Certain Relationships and Related Transactions, and Director Independence*

All information required to be filed in Part III, Item 13, Form 10-K, has been included in the sections of the fiscal 2010 Proxy Statement entitled "Related Party Transactions" and "Director Independence; Financial Experts" and is hereby incorporated by this specific reference.

ITEM 14 — *Principal Accountant Fees and Services*

All information required to be filed in Part III, Item 14, Form 10-K, has been included in the sections of the fiscal 2010 Proxy Statement entitled "Audit and Non-Audit Fees" and "Pre-Approval Policy for Audit and Non-Audit Services" and is hereby incorporated by this specific reference.

PART IV

ITEM 15 — *Exhibits*

A. M. Castle & Co.
Index To Financial Statements

	Page
Consolidated Statements of Operations - For the years ended December 31, 2010, 2009 and 2008	33
Consolidated Balance Sheets - December 31, 2010 and 2009	34
Consolidated Statements of Cash Flows - For the years ended December 31, 2010, 2009 and 2008	35
Consolidated Statements of Stockholders' Equity – For the years ended December 31, 2010, 2009 and 2008	36
Notes to Consolidated Financial Statements	37-62
Report of Independent Registered Public Accounting Firm	63

The following exhibits are filed herewith or incorporated by reference.

Exhibit Number	Description of Exhibit
2.1	Stock Purchase Agreement dated as of August 12, 2006 by and among A. M. Castle & Co. and Transtar Holdings #2, LLC. Filed as Exhibit 2.1 to Form 8-K filed August 17, 2006. Commission File No. 1-5415.
3.1	Articles of Incorporation of the Company. Filed as Appendix D to Proxy Statement filed March 23, 2001. Commission File No. 1-5415.
3.2	By-Laws of the Company as amended on October 28, 2010. Filed as Exhibit 3.2 to Quarterly Report on Form 10-Q for the period ended September 30, 2010, which was filed on November 5, 2010. Commission File No. 1-5415.
3.3	Articles Supplementary of the Company. Filed as Exhibit 3.3 to Form 8-K filed on July 29, 2009. Commission File No. 1-5415.
4.1	Note Agreement dated November 17, 2005 for 6.26% Senior Secured Note Due November 17, 2005 between the Company as issuer and the Prudential Insurance Company of American and Prudential Retirement Insurance and Annuity Company as Purchasers. Filed as Exhibit 10 to Form 8-K filed November 21, 2005. Commission File No. 1-5415.
4.2	Amendment No. 1 to Note Agreement, dated September 5, 2006, between the Company and The Prudential Insurance Company of America and Prudential Retirement Insurance and Annuity Company Amendment. Filed as Exhibit 10.16 to Form 8-K filed September 8, 2006. Commission File No. 1-5415.
4.3	Amendment No. 2 to Note Agreement, dated January 2, 2008, between the Company and The Prudential Insurance Company of America and Prudential Retirement Insurance and Annuity Company Amendment. Filed as Exhibit 10.14 to Form 8-K filed January 4, 2008. Commission File No. 1-5415.
4.4	Amended and Restated Credit Agreement, dated September 5, 2006, by and between A. M. Castle & Co. and Bank of America, N.A., as U.S. Agent, Bank of America, N.A., Canada Branch, as Canadian Agent, JPMorgan Chase Bank, N.A. as Syndication Agent and LaSalle Business Credit, LLC as Documentation Agent. Filed as Exhibit 10.11 to Form 8-K filed September 8, 2006. Commission File No. 1-5415.
4.5	First Amendment to Credit Agreement, dated January 2, 2008, by and between A. M. Castle & Co., A.M. Castle & Co. (Canada) Inc., A.M. Castle Metals UK, Limited, certain subsidiaries of the Company, the lenders party thereto, Bank of America, N.A.. as U.S. Agent and Bank of America, N.A., Canada Branch, as Canadian Agent. Filed as Exhibit 10.11 to Form 8-K filed January 4, 2008. Commission File No. 1-5415.
4.6	Guarantee Agreement, dated September 5, 2006, by and between the Company and the Guarantee Subsidiaries. Filed as Exhibit 10.12 to Form 8-K filed September 8, 2006. Commission File No. 1-5415.
4.7	U.K. Guarantee Agreement, dated January 2, 2008, by the Company and the Guarantee Subsidiaries. Filed as Exhibit 10.12 to Form 8-K filed January 4, 2008. Commission File No. 1-5415.
4.8	Amended and Restated Collateral Agency and Intercreditor Agreement, dated September 5, 2006 by and among A.M. Castle & Co., Bank of America, N.A., as Collateral Agent, The Prudential Insurance Company of America and Prudential Retirement Insurance and Annuity Company and The Northern Trust Company. Filed as Exhibit 10.13 to Form 8-K filed September 8, 2006. Commission File No. 1-5415.

Exhibit Number	Description of Exhibit
4.9	First Amendment to Amended and Restated Collateral Agency and Intercreditor Agreement, dated January 2, 2008 by and among A.M. Castle & Co., Bank of America, N.A., as Collateral Agent, The Prudential Insurance Company of America and Prudential Retirement Insurance and Annuity Company and The Northern Trust Company. Filed as Exhibit 10.13 to Form 8-K filed January 4, 2008. Commission File No. 1-5415.
4.10	Amended and Restated Security Agreement, dated September 5, 2006, among the Company and the Guarantee Subsidiaries. Filed as Exhibit 10.14 to Form 8-K filed September 8, 2006. Commission File No. 1-5415.
4.11	Guarantee Agreement, dated September 5, 2006, by and between the Company and Canadian Lenders and Bank of America, N.A. Canadian Branch, as Canadian Agent. Filed as Exhibit 10.15 to Form 8-K filed September 8, 2006. Commission File No. 1-5415.
	Instruments defining the rights of holders of other unregistered long-term debt of A. M. Castle & Co. and its subsidiaries have been omitted from this exhibit index because the amount of debt authorized under any such instrument does not exceed 10% of the total assets of the Registrant and its consolidated subsidiaries. The Registrant agrees to furnish a copy of any such instrument to the Commission upon request.
10.1*	A. M. Castle & Co. Non-Employee Director Restricted Stock Award Agreement. Filed as Exhibit 10.1 to Form 8-K filed April 27, 2009. Commission File No. 1-5415.
10.2*	Form of Severance Agreement which is executed with all executive officers, except the CEO. Filed as Exhibit 10.4 to Annual Report on Form 10-K for the period ended December 31, 2008, which was filed on March 12, 2009. Commission File No. 1-5415.
10.3*	Form of Change of Control Agreement which is executed with all executive officers. Filed as Exhibit 10.5 to Annual Report on Form 10-K for the period ended December 31, 2008, which was filed on March 12, 2009. Commission File No. 1-5415.
10.4*	A. M. Castle & Co. 1995 Director Stock Option Plan. Filed as Exhibit A to Proxy Statement filed March 7, 1995. Commission File No. 1-5415.
10.5*	A. M. Castle & Co. 1996 Restricted Stock and Stock Option Plan. Filed as Exhibit A to Proxy Statement filed March 8, 2006. Commission File No. 1-5415.
10.6*	A. M. Castle & Co. 2000 Restricted Stock and Stock Option Plan. Filed as Appendix B to Proxy Statement filed March 23, 2001. Commission File No. 1-5415.
10.7*	A. M. Castle & Co. 2004 Restricted Stock, Stock Option and Equity Compensation Plan. Filed as Exhibit D to Proxy Statement filed March 12, 2004. Commission File No. 1-5415.
10.8*	A. M. Castle & Co. 2008 Restricted Stock, Stock Option and Equity Compensation Plan, as amended and restated as of December 9, 2010. Filed as Exhibit 10.25 to Annual Report on Form 8-K filed on December 15, 2010. Commission File No. 1-5415.
10.9*	Form of Restricted Stock Award Agreement under A. M. Castle & Co. 2008 Restricted Stock, Stock Option and Equity Compensation Plan. Filed as Exhibit 10.11 to Annual Report on Form 10-K for the period ended December 31, 2008, which was filed on March 12, 2009. Commission File No. 1-5415.
10.10*	Form of Performance Share Award Agreement under A. M. Castle & Co. 2008 Restricted Stock, Stock Option and Equity Compensation Plan. Filed as Exhibit 10.12 to Annual Report on Form 10-K for the period ended December 31, 2008, which was filed on March 12, 2009. Commission File No. 1-5415.

Exhibit Number	Description of Exhibit
10.11*	A. M. Castle & Co. Directors Deferred Compensation Plan, as amended and restated as of October 22, 2008. Filed as Exhibit 10.13 to Annual Report on Form 10-K for the period ended December 31, 2008, which was filed on March 12, 2009. Commission File No. 1-5415.
10.12*	A. M. Castle & Co. Supplemental 401(k) Savings and Retirement Plan, as amended and restated, effective as of January 1, 2009. Filed as Exhibit 10.14 to Annual Report on Form 10-K for the period ended December 31, 2008, which was filed on March 12, 2009. Commission File No. 1-5415.
10.13*	A. M. Castle & Co. Supplemental Pension Plan, as amended and restated, effective as of January 1, 2009. Filed as Exhibit 10.15 to Annual Report on Form 10-K for the period ended December 31, 2008, which was filed on March 12, 2009. Commission File No. 1-5415.
10.14*	First Amendment to the A. M. Castle & Co. Supplemental 401(k) Savings and Retirement Plan, executed April 15, 2009 (as effective April 27, 2009). Filed as Exhibit 10.1 to Form 8-K filed on April 16, 2009. Commission File No. 1-5415.
10.15*	Form of Non-Employee Director Restricted Stock Award Agreement. Filed as Exhibit 10.1 to Form 8-K filed on April 27, 2009. Commission File No. 1-5415.
10.16*	Form of A.M. Castle & Co. Indemnification Agreement to be executed with all directors and executive officers. Filed as Exhibit 10.16 to Form 8-K filed on July 29, 2009. Commission File No. 1-5415.
10.17*	Board of Directors resolutions adopted July 23, 2009, approving changes to the Company's non-employee director compensation program. Filed as Exhibit 10.19 to Quarterly Report on Form 10-Q for the period ended June 30, 2009, which was filed on July 30, 2009. Commission File No. 1-5415.
10.18*	Form of Restricted Stock Award Agreement under A. M. Castle & Co. 2008 Restricted Stock, Stock Option and Equity Compensation Plan. Filed as Exhibit 10.20 to Form 8-K filed on March 24, 2010. Commission File No. 1-5415.
10.19*	Form of Performance Share Award Agreement under A. M. Castle & Co. 2008 Restricted Stock, Stock Option and Equity Compensation Plan. Filed as Exhibit 10.21 to Form 8-K filed on March 24, 2010. Commission File No. 1-5415.
10.20*	Form of Incentive Stock Option Award Agreement under A. M. Castle & Co. 2008 Restricted Stock, Stock Option and Equity Compensation Plan. Filed as Exhibit 10.22 to Form 8-K filed on March 24, 2010. Commission File No. 1-5415.
10.21*	Form of Non-Qualified Stock Option Award Agreement under A. M. Castle & Co. 2008 Restricted Stock, Stock Option and Equity Compensation Plan. Filed as Exhibit 10.23 to Form 8-K filed on March 24, 2010. Commission File No. 1-5415.
10.22*	Form of Non-Employee Director Restricted Stock Award Agreement. Filed as Exhibit 10.1 to Form 8-K filed on April 27, 2010. Commission File No. 1-5415.
10.23*	Form of Amended and Restated Change of Control Agreement for all executive officers other than the CEO. Filed as Exhibit 10.24 to Form 8-K filed on September 21, 2010. Commission File No. 1-5415.
10.24*	Form of Amended and Restated Severance Agreement for executive officers other than the CEO. Filed as Exhibit 10.26 to Form 8-K filed on December 23, 2010. Commission

Exhibit Number	Description of Exhibit
10.25*	CEO Change in Control Agreement, as amended and restated December 22, 2010. Filed as Exhibit 10.27 to Form 8-K filed on December 23, 2010. Commission File No. 1-5415.
10.26*	CEO Employment/Non-Competition Agreement, as amended and restated December 22, 2010. Filed as Exhibit 10.28 to Form 8-K filed on December 23, 2010. Commission File No. 1-5415.
10.27*	Form of Performance Share Award Agreement, adopted March 2, 2011, under A.M. Castle & Co. 2008 Restricted Stock, Stock Option and Equity Compensation Plan. Filed as Exhibit 10.29 to Form 8-K filed March 8, 2011. Commission File No. 1-5415.
21.1	Subsidiaries of Registrant
23.1	Consent of Deloitte & Touche LLP
31.1	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
31.2	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
32.1	CEO and CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

* *These agreements are considered a compensatory plan or arrangement.*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A. M. Castle & Co.
(Registrant)

By: /s/ Patrick R. Anderson
Patrick R. Anderson, Vice President - Controller and Chief Accounting Officer
(Principal Accounting Officer)

Date: March 11, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities as shown following their name on this 11th day of March, 2011.

/s/ Brian P. Anderson Brian P. Anderson, Chairman of the Board	/s/ Thomas A. Donahoe Thomas A. Donahoe, Director	/s/ Ann M. Drake Ann M. Drake, Director
/s/ Michael H. Goldberg Michael H. Goldberg, President, Chief Executive Officer and Director (Principal Executive Officer)	/s/ William K. Hall William K. Hall, Director	/s/ Robert S. Hamada Robert S. Hamada, Director
/s/ Patrick J. Herbert, III Patrick J. Herbert, III, Director	/s/ Terrence J. Keating Terrence J. Keating, Director	/s/ James D. Kelly James D. Kelly, Director
/s/ Pamela Forbes Lieberman Pamela Forbes Lieberman, Director	/s/ John McCartney John McCartney, Director	/s/ Michael Simpson Michael Simpson, Director
/s/ Scott F. Stephens Scott F. Stephens, Vice President and Chief Financial Officer (Principal Financial Officer)		

Subsidiary	Registered in	Acquired
A. M. Castle & Co. (Canada) Inc.	Ontario	July 31, 1990
Total Plastics, Inc.	Michigan	January 2, 1996
Oliver Steel Plate Co.	Delaware	July 15, 1998
Paramont Machine Company, LLC	Delaware	April 1, 1999
Advanced Fabricating Technology LLC.	Delaware	May 1, 2000
Castle Metals de Mexico S.A. de C.V.	Mexico	February 27, 2004
Transtar Inventory Corp.	Delaware	September 5, 2006
Transtar Metals Corp.	Delaware	September 5, 2006
Transtar Marine Corp.	Delaware	September 5, 2006
A. M. Castle & Co. (Singapore) Pte. Ltd.	Singapore	October 13, 2006
A. M. Castle Metal Materials (Shanghai) Co., Ltd.	Pu Dong Province, Peoples Republic of China	November 22, 2007
Metals U.K. Group Limited	United Kingdom	January 3, 2008

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-30545, 33-37818, 333-118030, 333-118031, 333-154915 and 333-160942 on Form S-8 and Registration Statement Nos. 333-87254, 333-106709, 333-02519 and 333-162917 on Form S-3 of our reports dated March 11, 2011, relating to the consolidated financial statements of A.M. Castle & Co. and subsidiaries (the "Company"), and the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K of A.M. Castle & Co. for the year ended December 31, 2010.

/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP

Chicago, Illinois
March 11, 2011

Exhibit 31.1

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael H. Goldberg, certify that:

1. I have reviewed this Annual Report on Form 10-K of A. M. Castle & Co. (the "Company");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] and internal control over financial reporting [as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)] for the Company and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: March 11, 2011

/s/ Michael H. Goldberg
Michael H. Goldberg
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Scott F. Stephens, certify that:

1. I have reviewed this Annual Report on Form 10-K of A. M. Castle & Co. (the "Company");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] and internal control over financial reporting [as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)] for the Company and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: March 11, 2011

/s/ Scott F. Stephens
Scott F. Stephens
Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report of A. M. Castle & Co. (the "Company") on Form 10-K for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Michael H. Goldberg, President and Chief Executive Officer (Principal Executive Officer) and Scott F. Stephens, Vice President and Chief Financial Officer (Principal Financial Officer) of the Company, do each hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Michael H. Goldberg
Michael H. Goldberg
President and Chief Executive Officer
March 11, 2011

/s/ Scott F. Stephens
Scott F. Stephens
Vice President and Chief Financial Officer
March 11, 2011

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. This certification shall also not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference.

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Stockholder Information

General Offices
3400 North Wolf Road
Franklin Park, IL 60131
(847) 455-7111

Transfer Agent & Registrar
American Stock Transfer & Trust Company, LLC

Common Stock Traded
New York Stock Exchange

Independent Auditors
Deloitte & Touche LLP

Web Site
www.amcastle.com

Dividend Reinvestment Plan
All registered holders of A. M. Castle & Co. common stock are eligible to participate in a convenient and economical method to reinvest in Castle stock by making voluntary cash payments. The Company pays all commissions and fees associated with stock purchased under the Plan. If you own Castle common stock in "street name" (no certificates), please contact your brokerage firm for further information.

Global Operations

Metals Locations

North America
Arlington, Texas
Bedford Heights, Ohio
Birmingham, Alabama
Blaine, Minnesota
Charlotte, North Carolina
Edmonton, Alberta
Fairfield, Ohio
Fairless Hills, Pennsylvania
Franklin Park, Illinois
Gardena, California
Grand Prairie, Texas
Hammond, Indiana
Houston, Texas
Kansas City, Missouri
Kennesaw, Georgia
Kent, Washington
Lafayette, Louisiana
Milwaukee, Wisconsin
Mississauga, Ontario
Orange, Connecticut
Paramount, California
Phoenix, Arizona
Pointe Claire, Quebec
Santa Cantarina, Nuevo Leon, Mexico
Saskatoon, Saskatchewan
Selkirk, Manitoba
Stockton, California
Tulsa, Oklahoma
Twinsburg, Ohio
Wichita, Kansas
Worcester, Massachusetts

Europe
Bilbao, Spain
Blackburn, England
Letchworth, England
Montoir de Bretagne, France

Asia
Shanghai, China
Singapore

Joint Venture

Kreher Steel Company, LLC
Dallas, Texas
Detroit, Michigan
Houston, Texas
Melrose Park, Illinois
Oklahoma City, Oklahoma

Plastics Locations
Baltimore, Maryland
Cleveland, Ohio
Cranston, Rhode Island
Detroit, Michigan
Elk Grove Village, Illinois
Fort Wayne, Indiana
Grand Rapids, Michigan
Harrisburg, Pennsylvania
Indianapolis, Indiana
Kalamazoo, Michigan
Knoxville, Tennessee
Maple Shade, New Jersey
Mt. Vernon, New York
New Philadelphia, Ohio
Pittsburgh, Pennsylvania
Rockford, Michigan
Tampa, Florida
Worcester, Massachusetts

A Caution Concerning Forward-Looking Statements

Information provided in this document that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended ("Securities Act"), Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements only speak as of the date of this document and the Company assumes no obligation to update the information included in this document. Such forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as "believe," "expect," "anticipate," "intend," "predict," "plan," or similar expressions. These statements are not guarantees of performance or results, and they involve risks, uncertainties, and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements, including those risk factors identified in Item 1A "Risk Factors" of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010. All future written and oral forward-looking statements by us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to above. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any obligations or intention to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events.



A.M.Castle & Co.

Corporate Headquarters
3400 North Wolf Road • Franklin Park, IL 60131
(847) 455-7111

www.amcastle.com